Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
dated as of May 23, 2016
by and among
TRANSDIGM INC.,
THUNDER MERGER SUB INC.,
ILC HOLDINGS, INC.,
BEHRMAN CAPITAL PEP L.P.
and
BEHRMAN CAPITAL PEP L.P.,
as the Equityholder Representative

i

EXHIBITS and SCHEDULES
Exhibit A – Form of Escrow Agreement

Exhibit B – Form of Certificate of Merger

Exhibit C – Form of Surviving Corporation Certificate of Incorporation

Exhibit D – Form of Letter of Transmittal

Exhibit E – Form of Acknowledgement Agreement

Schedule 2.8(a) – Specified Accounting Principles

Schedule 7.1(d) – Certain Government Approvals

Schedule 7.2(d) – Certain Third Party Notices and Consents

Schedule 7.2(g) – Certain Stockholders

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 23, 2016 by and among TransDigm Inc., a Delaware corporation (“Parent”), Thunder Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), ILC Holdings, Inc., a Delaware corporation (the “Company”), Behrman Capital PEP L.P., as the Signing Stockholder (the “Signing Stockholder”) and Behrman Capital PEP L.P., as the Equityholder Representative.
WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have each determined that the merger of Merger Sub with and into the Company (the “Merger”) is advisable and in the best interests of their respective stockholders, and such Boards of Directors have approved the Merger, upon the terms and subject to the conditions set forth in this Agreement, pursuant to which each share of common stock, par value $0.0001 per share, of the Company issued and outstanding immediately prior to the Effective Time, other than shares owned or held directly or indirectly by Parent or the Company and other than Dissenting Shares, shall be converted into the right to receive the consideration set forth in this Agreement;
WHEREAS, immediately following the execution and delivery of this Agreement, the respective Boards of Directors of Merger Sub and the Company shall present this Agreement for adoption by the respective stockholders of Merger Sub and the Company, and such stockholders shall adopt this Agreement, thereby approving the Merger and the other transactions contemplated by this Agreement; and
WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement and also prescribe various conditions to the transactions contemplated by this Agreement.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants, promises and agreements hereinafter set forth, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and accepted, the parties to this Agreement, intending to be legally bound, hereby agree as follows:

ARTICLE I.
DEFINITIONS
SECTION 1.1    Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:
“Action” means any claim, action, suit or proceeding, arbitral action, audit, investigation, opposition, reexamination, governmental inquiry, criminal prosecution or other investigation.
“Acquired Companies” means, collectively, the Company and the Company Subsidiaries, and each of the Company or a Company Subsidiary is an “Acquired Company.”
“Acquisition Proposal” means, other than the transactions with Parent contemplated by this Agreement, any offer, proposal or inquiry relating to, or any Person’s indication of interest in, (i) the sale, license, disposition or acquisition of a material portion of the assets of any Acquired Company other than sales of inventory in the ordinary course of business, (ii) the issuance, disposition or acquisition of capital stock or other equity securities of any Acquired Company (other than in connection with the exercise of any Company Option), or (iii) any merger, consolidation, business combination, reorganization or similar transaction involving any Acquired Company, in each case, in a single transaction or series of related transactions.
“Adjusted Outstanding Common Stock Number” shall equal (i) the aggregate number of shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time, plus (ii) the aggregate number of shares of Company Capital Stock issuable upon the exercise in full of all outstanding Company Options that are exercisable at the Effective Time, less (iv) the aggregate number of shares of Company Capital Stock to be cancelled at the Effective Time pursuant to Section 2.6(a).
“Adjustment Escrow Fund” means an amount in cash equal to $3,000,000.
“Aggregate Exercise Price” means the sum of each exercise price per share for outstanding Company Options that are exercisable at the Effective Time multiplied by the number of shares of Company Capital Stock for which such Company Options are exercisable at such exercise price.
“Affiliate” means, when used with respect to a specified Person, another Person that either directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the specified Person. For purposes of this definition, “control,” when used with respect to a specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by contract or otherwise, and the term “controlled” has a correlative meaning to the foregoing.
“Ancillary Agreements” means the Escrow Agreement and each other agreement, document, instrument and/or certificate contemplated by this Agreement to be executed, delivered and performed by the Company, Parent, Merger Sub or the Equityholder Representative in connection with the transactions contemplated hereby.

“Applicable Percentage” means, with respect to any Equityholder, a ratio, expressed as a percentage (rounded to four decimal places), equal to (x) the sum of (i) the aggregate number of shares of Company Capital Stock held by such holder immediately prior to the Effective Time, plus (ii) the aggregate number of shares of Company Capital Stock issuable upon the exercise in full of all outstanding Company Options of such holder that are exercisable immediately prior to the Effective Time, divided by (y) the Adjusted Outstanding Common Stock Number.
“Business” means the businesses and operations of the Acquired Companies, as conducted as of the date of this Agreement by the Acquired Companies.
“Business Assets” means all of the property and assets, real, personal or mixed, tangible or intangible, wherever located, owned, leased or licensed, as applicable, by the Acquired Companies.
“Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in the State of New York.
“Cash” means cash and Cash Equivalents determined in accordance with the Specified Accounting Principles.
“Cash Equivalents” means investment securities with original maturities of ninety (90) days or less.
“Closing Cash” means the aggregate amount of all Cash of the Acquired Companies, less the aggregate amount of outstanding (but not yet cashed) checks and funds transfers of the Acquired Companies, in each case, as of the close of business on the day immediately preceding the Closing Date.
“Closing Debt” means all Debt of the Acquired Companies as of the Closing.

“Closing Net Working Capital Amount” means (i) the aggregate dollar amount of all assets of the Acquired Companies included in the line item categories of current assets identified on Schedule 2.8(a) (but excluding Closing Cash and deferred financing fees), less (ii) the aggregate dollar amount of all liabilities of the Acquired Companies included in the line item categories of current liabilities identified on Schedule 2.8(a) (but excluding Closing Debt and Unpaid Company Transaction Expenses), in the case of each of clause (i) and clause (ii), as of the close of business on the day immediately preceding the Closing Date and calculated in accordance with the Specified Accounting Principles. For the avoidance of doubt, Closing Net Working Capital Amount shall not include any Tax Assets described in Section 2.9(a).
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Capital Stock” means the Common Stock and the Class A Common Stock.
“Company Employee” means each employee of the Acquired Companies.

“Company Option Plan” means the Amended and Restated ILC Holdings, Inc. 2003 Equity Incentive Plan, as amended.
“Company Options” means all outstanding options to purchase or otherwise acquire shares of Company Capital Stock, whether vested or unvested, granted pursuant to the Company Option Plan.
“Company Transaction Expenses” means (i) the fees and disbursements payable to legal counsel, accountants and consultants of the Acquired Companies that are payable by the Acquired Companies in connection with the transactions contemplated by this Agreement, (ii) any success, change of control, transaction-related or similar bonuses or other amounts payable, whether payable at or following the Closing and whether alone or in connection with any other event, including the additional passage of time, to current or former employees of the Acquired Companies upon consummation of the Merger (including the employer portion of any payroll, social security, unemployment or similar Taxes), including all payments under the Transaction Bonus Letter Agreements, 2015 Transaction Bonus Plan and 2014 Retention Bonus Plan listed under items 1 through 19 on Section 4.8 of the Company Disclosure Schedule, (iii) the employer portion of any payroll, social security, unemployment or similar Taxes payable by any Acquired Company in connection with the Section 2.7 Payable Amounts, and (iv) all other miscellaneous expenses or costs payable to advisors of the Acquired Companies, in each case, incurred by the Acquired Companies in connection with the transactions contemplated by this Agreement; provided, however, that the foregoing clauses (i) and (iv) shall not include any fees, expense or disbursements incurred by Parent, or by the Surviving Corporation which are on behalf of Parent, including without limitation, the advisory fee payable to Jefferies LLC and the fees and expenses of Parent’s attorneys, accountants and other advisors.
“Confidentiality Agreement” means the letter agreement between the Company and TransDigm Group Incorporated, dated as of April 1, 2016.
“Contract” means any written or oral legally binding contract, agreement, indenture, note, bond, loan, instrument, lease, conditional sales contract, mortgage, license, franchise agreement, binding commitment or other arrangement.
“Current Pre-Closing Tax Period” means the Pre-Closing Tax Period, if any, that ends on the Closing Date.
“Damages” means any liabilities, losses, damages, penalties, fines, Taxes, interest, costs or expenses (including costs of investigation and reasonable attorney’s fees and expenses and reasonable expenses of other professionals), provided, that “Damages” shall not include punitive damages (unless such punitive damages are payable in connection with a Third-Party Claim).
“Data Room” means the electronic data room maintained by the Company as of the Business Day immediately preceding the date of this Agreement, to which Parent and its advisors were given access.
“DDC” means Data Device Corporation, a Delaware corporation.

“Debt” means, without duplication, Liabilities of the Acquired Companies (i) for both the current and long-term portions (including unpaid interest thereon) in respect of borrowed money and any guarantees of any obligations in respect of borrowed money, (ii) evidenced by bonds, debentures, notes, or other similar instruments or debt securities, (iii) in respect of any letters of credit or bankers’ acceptances (to the extent drawn), (iv) under any interest rate swap, forward contract or other hedging arrangement of any Acquired Company, (v) under a lease agreement that is required to be capitalized pursuant to GAAP, (vi) for the deferred purchase price for purchased property or services of the Acquired Companies, including earn-outs, that is not evidenced by trade accounts payable, (vii) for off-balance sheet financing, including synthetic leases and project financing, (viii) in respect of performance bonds, (ix) for guarantees of any liability of a third party of the type described in clauses (i) through (viii), (x) all interest, principal, prepayment penalties, fees or expenses to the extent payable in respect of those items listed in clauses (i) through (ix), and (xi) for $252,215 in respect of the unfunded liability under the DDC Electronics K.K. Retirement Plan; provided, however, that notwithstanding the foregoing, Debt shall not include any indebtedness between the Company and any Company Subsidiaries, or between any of the Company Subsidiaries, or any accounts payable incurred in the ordinary course of business and included as a current liability in the final calculation of Closing Net Working Capital Amount or any obligations under undrawn letters of credit.
“DGCL” means the General Corporation Law of the State of Delaware.
“Eagle Acquisition Agreement” means that certain Stock Purchase Agreement, dated as of March 22, 2015, by and among DDC (United Kingdom) Limited, EMRISE Electronics Ltd and EMRISE Corporation.
“Eagle Entity” means Xcel Power Systems Limited or Pascall Electronics Limited.
“Encumbrance” means any security interest, option, pledge, mortgage, lien, charge, claim, easement, lease, sublease, covenant, right of way, restriction on transfer (such as a right of first refusal or other similar rights), or any other encumbrances of any kind.
“Environmental Law” means any Law pertaining to pollution, the presence, Release, manufacture, processing, distribution, use, treatment storage, disposal, transport, handling of, or exposure to, a Hazardous Material, natural resources, or the protection of endangered or threatened species, human health, or the environment.
“Environmental Permit” means any Permit issued pursuant to an Environmental Law.
“Equityholder” means any holder of Company Capital Stock or Company Options that is entitled to receive Per Share Merger Consideration or the Option Spread under Section 2.6(b) or Section 2.7.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, any successor statute thereto, and the rules and regulations promulgated thereunder.

“Escrow Agent” means SunTrust Bank.
“Escrow Agreement” means the Escrow Agreement, dated as of the Closing Date, in the form set forth as Exhibit A, by and among Parent, the Equityholder Representative and the Escrow Agent.
“Escrow Fund” means, collectively, the Adjustment Escrow Fund and the Indemnity Escrow Fund.
“GAAP” means generally accepted accounting principles in the United States.
“Government Bid” means any outstanding bid, offer or proposal which, if accepted or successful, would result in a Government Contract.
“Government Contract” means any prime contract, subcontract, purchase order, task order, delivery order, teaming agreement, joint venture agreement, strategic alliance agreement, basic ordering agreement, pricing agreement, letter contract or other similar written arrangement of any kind, between an Acquired Company, on the one hand, and (a) any Governmental Authority, (b) any prime contractor of a Governmental Authority in its capacity as a prime contractor or (c) any subcontractor at any tier with respect to any contract of a type described in clauses (a) or (b) above, on the other hand. A task or delivery order under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.
“Governmental Authority” means any United States or non-United States national, federal, state, provincial, local or supranational governmental, regulatory, self-regulatory or administrative authority, agency or commission or any judicial or arbital body.
“Governmental Order” means any order, judgment, injunction or decree issued, promulgated or entered by or with any Governmental Authority of competent jurisdiction.
“Hazardous Material” means any material, waste or substance that is prohibited or regulated by any Environmental Law.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, any successor statute thereto, and the rules and regulations promulgated thereunder.
“Indemnity Escrow Fund” means an amount in cash equal to Fifteen Million Dollars ($15,000,000).
“Intellectual Property Rights” mean all intellectual property and proprietary rights, whether registered or unregistered, which may exist or be created under the laws of any jurisdiction, including (a) United States and foreign patents and patent applications and disclosures relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications, (b) United States and foreign trademarks, service marks, trade dress, slogans, logos, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) United States and foreign copyrights and rights under copyrights (including such rights in websites, social media sites and Software and in both published and unpublished works), whether registered or unregistered, and any registrations and applications for registration thereof, (d) United States and foreign mask work rights and registrations and applications for registration thereof, (e) rights in databases and data collections (including knowledge databases, customer lists and customer databases) under the laws of the United States or any other jurisdiction, whether registered or unregistered, and any applications for registration therefor, (f) trade secrets and other rights in know-how and confidential or proprietary information (including such rights in any business plans, designs, processes, schematics, formulae, specifications, build instructions, Technology, technical data, invention disclosures, customer data, financial information, pricing and cost information, bills of material, or other similar information), (g) URL and domain name registrations, and (h) other proprietary or intellectual property rights now known or hereafter recognized in any jurisdiction.
“IRS” means the United States Internal Revenue Service, and any successor agency thereto.
“Knowledge of the Company” or “known to the Company” and any other phrases of similar import means, (i) with respect to any matter in question relating to any Acquired Company in connection with any representation or warranty set forth in this Agreement, the actual knowledge of any of Vincent Buffa, William Riley, Rick Kemmerle, Frank Bloomfield, Joseph Pipczynski, Richard Connors or Graham Jefferies, or (ii) with respect to any matter in question in connection with any representation or warranty set forth in Section 4.15(e), the actual knowledge of any of Charles Frazer or John Santini.
“Law” means any applicable federal, state, local or foreign statute, law, ordinance, rule, regulation, rule of common law, code or other legally enforceable requirement of any Governmental Authority of competent jurisdiction.
“Liability” means any and all debts, liabilities and obligations, losses, damages, costs or expenses of any kind, character or description, whether accrued or fixed, known or unknown, asserted or unasserted, absolute or contingent, matured or unmatured, or determined or determinable, disputed or undisputed, liquidated or unliquidated, secured or unsecured, vested or unvested, or otherwise including any liability for Taxes or arising out of any Contract or tort based on negligence or strict liability.
“Material Adverse Effect” means any change, event, fact, circumstance, development, condition, matter, occurrence or effect that, individually or in the aggregate, (a) is, or would reasonably be expected to be, materially adverse to the assets, liabilities, business, operations, condition (financial or otherwise) or results of operations of the Acquired Companies, taken as a whole, or (b) does or would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and no change or effect arising from or attributable or relating to any of the following shall, except as provided in clauses (ii), (vi) or (vii), be taken into account in determining whether there has been a Material Adverse Effect: (i) the public announcement or pendency of this Agreement or any of the transactions contemplated herein, including the impact thereof on the relationships of any of the Acquired Companies with customers, suppliers, distributors, consultants, employees or independent contractors or other third parties with whom any of the Acquired Companies has any relationship; (ii) conditions affecting the industries in which any of the Acquired Companies operates or participates, the U.S. economy or financial markets (including changes in interest rates) or any foreign markets or any foreign economy or financial markets (including changes in interest rates) in any location where any of the Acquired Companies has material operations or sales, except to the extent any such condition has a disproportionate effect on the Acquired Companies, taken as a whole, relative to other Persons principally engaged in the same industry as the Acquired Companies; (iii) the taking of any action required by this Agreement or otherwise taken with the prior written consent of Parent; (iv) any breach by Parent or Merger Sub of this Agreement or the Confidentiality Agreement; (v) the taking of any action by Parent or any of Parent’s Subsidiaries; (vi) any change in GAAP or applicable Laws (or interpretation thereof), except to the extent any such change has a disproportionate effect on the Acquired Companies, taken as a whole, relative to other Persons principally engaged in the same industry as the Acquired Companies; (vii) any acts of God, calamities, acts of war or terrorism, or national or international political or social conditions other than damage or destruction to any assets or properties of the Acquired Companies; or (viii) any failure in and of itself (as distinguished from any change or effect giving rise to or contributing to such failure) by any of the Acquired Companies to meet any projections or forecasts for any period.
“Material Government Contract” means any Government Contract in existence as of the date hereof that (i) is a Mercury or Eagle Contract and involves payments to an Acquired Company in excess of $750,000 or (ii) is not a Mercury or Eagle Contract and involves payments to any Acquired Company in excess of $250,000 per annum for all Government Contracts other than purchase orders or $750,000 for any individual purchase order Government Contract.
“Mercury Acquisition Agreement” means that certain Asset Purchase Agreement, dated as of April 12, 2016, by and between DDC and Maxwell Technologies, Inc.
“Mercury or Eagle Contract” means any Contract (i) to which an Eagle Entity is a party or (ii) which was assigned to DDC by Maxwell Technologies, Inc. pursuant to the Mercury Acquisition Agreement.
“Permit” means any license, franchise, permit, approval, certificate, consent, waiver, concession, exemption, order, registration, notice or authorization of any Governmental Authority required by applicable Law for the operation of the Business.
“Permitted Encumbrances” means (i) all statutory or other liens for Taxes or assessments which are not yet due and payable or Taxes the validity of which are being contested in good faith by appropriate proceedings, for which adequate reserves have been made; (ii) all landlords’, workmen’s, repairmen’s, warehousemen’s and carriers’ liens and other similar liens imposed by Law, incurred in the ordinary course of business, and which are not yet due and payable or the validity of which are being contested in good faith by appropriate proceedings, for which adequate reserves have been made; (iii) all pledges or deposits in connection with workers compensation, unemployment insurance and other social security legislation; (iv) all Encumbrances that will be released and discharged at or prior to the Closing; (v) all leases, subleases, licenses, concessions or service contracts to which any Acquired Company or any of its Subsidiaries is a party; (vi) all Encumbrances identified on title policies or preliminary title reports or other documents or writings, in each case, made available in the Data Room or included in the public records; and (vii) all other liens, covenants, imperfections in title, charges, easements, restrictions and other Encumbrances which do not materially detract from the value of, or materially interfere with, the present use and enjoyment of the asset or property subject thereto or affected thereby.
“Person” means any individual, general or limited partnership, limited liability partnership, firm, corporation, limited liability company, association, syndicate, trust, joint venture, organization, unincorporated organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.
“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and that portion of any Straddle Period beginning after (and excluding) the Closing Date.
“Property Taxes” means all real property Taxes, personal property Taxes and similar ad valorem Taxes.
“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion of any Straddle Tax Period ending on (and including) the Closing Date.
“Related Party” means: (i) each Person who owns beneficially or of record at least 10% of the outstanding Company Capital Stock; (ii) each individual who is an officer, director or manager of any Acquired Company; (iii) each Affiliate of any of the Persons referred to in clauses (i) or (ii) above; (iv) any trust or other Person (other than the Company) in which any one of the individuals referred to in clauses (i), (ii) and (iii) above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest.
“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environmental or within any building, structure, facility or fixture.
“Representative Fund” means $1,500,000.
“Section 2.7 Payable Amounts” means any amounts payable with respect to Company Options pursuant to Section 2.7 (including any amounts payable as a result of any post-closing purchase price adjustment pursuant to Section 2.8 or the release of the Escrow Fund to the Equityholder Representative pursuant to the Escrow Agreement).
“Software” means any computer programs, modules, applications, operating systems, database, APIs, firmware, or software code of any nature, including object code, source code, data files, software tools, development kits, technical manuals, user manuals and other documentation thereof.

“Specified Accounting Principles” means GAAP, using the policies, conventions, methodologies and procedures used by the Company in preparing the Audited Company Financial Statements, as adjusted set forth on Schedule 2.8(a).
“Standard Software” means generally commercially available, “off-the-shelf” or “shrink-wrapped” Software that is not embedded in any Products or redistributed with Products.
“Straddle Period” means any Tax period beginning before or on and ending after the Closing Date. In the case of any Straddle Period: (i) exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions computed as if the Closing Date was the last day of the Straddle Period) shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period in proportion to the number of calendar days in each such portion; (ii) in the case of Property Taxes, the amount attributable to the Pre-Closing Tax Period shall be determined by multiplying the Taxes for the entire period by a fraction, the numerator of which is the number of calendar days in the portion of the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period; and (iii) in the case of all other Taxes (including income Taxes, employment Taxes, and sales and use Taxes) the amount attributable to the Pre-Closing Tax Period shall be determined based on an actual closing of the books used to calculate such Taxes as if such Tax Period ended as of the close of business on the Closing Date.
“Subsidiary” means with respect to any entity, that such entity shall be deemed to be a “Subsidiary” of another Person if such other Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities of other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least a majority of the outstanding equity interests of such entity.
“Target Net Working Capital Amount” means $54,600,000.
“Tax” or “Taxes” means any and all taxes, assessments, levies, tariffs, duties or other charges or impositions in the nature of a tax (together with any interest, penalties or additions thereto) imposed by any Governmental Authority, including federal, state, local or foreign income, estimated income, gross receipts, profits, business, license, occupation, franchise, capital stock, real or personal property, sales, use, transfer, real property gains, registration, value added, payroll, employment or unemployment, social security (or similar), disability, alternative or add-on minimum, customs, natural resource, severance, excise, stamp, environmental, windfall profits, commercial rent, employment or other withholding, unclaimed funds, escheat, or other tax of any kind whatsoever.
“Tax Contest” means any inquiry, claim, assessment, audit, other administrative proceeding or judicial proceeding involving Taxes.
“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, election, estimated Tax filing, claim for refund or other document (including any attachments thereto and amendments thereof) filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority with respect to any Tax.
“Technology” means tangible embodiments of Intellectual Property Rights, whether in electronic, written or other media, whether or not patentable, including Software, technical documentation, specifications, designs, bills of material, build instructions, test reports, schematics, algorithms, application programming interfaces, user interfaces, diagrams, test vectors, netlists, databases, processes, prototypes, samples, studies, or other know-how and other works of authorship.
“Transfer Taxes” means any and all transfer, documentary, sales, use, gross receipts, stamp, registration, value added, recording, escrow and other similar Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement (including any real property or leasehold interest transfer or gains tax and any similar Tax).
“Unpaid Company Transaction Expenses” means the Company Transaction Expenses, but only to the extent they have not been paid by the Company in Cash on or prior to the close of business on the day immediately preceding the Closing Date and have, accordingly, not reduced the Closing Cash.
SECTION 1.2    Certain Additional Definitions. As used in this Agreement, the following terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each such term below:

Term	Section
Accounting Firm	2.8(c)
Agreement	Preamble
Audited Company Financial Statements	4.7
Aviation Regulations	4.12(c)
Balance Sheet Date	4.7(a)
Business Insurance Policies	4.20
Certificate of Merger	2.4
Claim Dispute Notice	9.4(c)
Class A Common Stock	4.3(a)
Closing	2.3
Closing Balance Sheet	2.8(b)
Closing Date	2.3
Closing Date Schedule	2.8(b)
COBRA	4.17(g)
Common Stock	4.3(a)
Company	Preamble
Company Benefit Plans	4.17(a)
Company Bylaws	4.2
Company Certificate of Incorporation	4.2
Company Certificates	3.1(a)

Term	Section
Company Disclosure Schedule	Article IV
Company Financial Statements	4.7
Company Indemnified Parties	6.6(a)
Company Intellectual Property Rights	4.15
Company Licensed Software	4.15
Company Owned IP	4.15
Company Pre-Closing Certificate	2.8(a)
Company Proprietary Software	4.15
Company Subsidiary	4.4(a)
Confidential Information	6.4(b)
Covered Person	6.11(a)
Current Balance Sheet	4.7(a)
Deductible	9.3
Dispute Notice	2.8(c)(ii)
Dissenting Shares	3.2
Effective Time	2.4
Employee Benefits	6.7(b)
Equityholder Representative	10.1
Estimated Aggregated Exercise Price	2.8(a)
Estimated Closing Cash	2.8(a)
Estimated Closing Debt	2.8(a)
Estimated Net Working Capital Amount	2.8(a)
Estimated Unpaid Company Transaction Expenses	2.8(a)
Expert Calculations	2.8(c)(iv)
Expiration Date	9.1
Holder Group	6.8
FAA	4.12(c)
Indemnitees	9.2(a)
Leased Real Property	4.14(b)
Letter of Transmittal	3.1(a)
Major Customers	4.22(a)
Major Suppliers	4.22(b)
Material Contract	4.16(a)
Merger	Recitals
Merger Consideration	2.6(b)
Merger Sub	Preamble
Multiemployer Plan	4.17(e)
Multiple Employer Plan	4.17(e)
OFAC	4.12(d)
Option Spread	2.7
Owned Real Property	4.14(a)
Parent	Preamble
Parent Subsidiaries	5.5
Per Share Merger Consideration	2.6(b)
Pre-Closing Period	6.1(a)

Term	Section
Products	4.15(g)
Registered Intellectual Property	4.15(a)
Released Parties	6.12
Restricted Parties	6.11(a)
Required Company Stockholder Vote	4.1
Review Period	2.8(c)(ii)
Sanctioned Country	4.12(d)
Sanctioned Person	4.12(d)
Sanctions	4.12(d)
Section 280G Payments	6.11
Shortfall	2.8(d)(i)
Solvent	5.6
Specified Accounting Principles	2.8(a)
Surviving Corporation	2.1
Tax Assets	2.9(a)
Tax Benefit	9.3(c)
Third-Party Claim	9.6(a)
Trade Control Laws	4.12(d)
Transaction Tax Benefit	2.9(a)
TTB Audit	2.9(e)
TTB Recipient	2.9(a)
Unaudited Company Financial Statements	4.7(a)
ARTICLE II.
THE MERGER
SECTION 2.1    The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”).
SECTION 2.2    Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the DGCL.
SECTION 2.3    Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, NY, 10022 on a date to be mutually agreed to by Parent and the Company, which date shall be no later than four (4) Business Days after the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or waived (other than those conditions to be satisfied at the Closing) or at such other time, date and location as Parent and the Company shall mutually agree in writing (such date hereinafter, the “Closing Date”). All proceedings to be taken and all documents to be executed and delivered by all Persons at the Closing will be deemed to have been taken and executed simultaneously and no proceedings will be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.

For accounting and financial reporting purposes, the effective time of the Closing shall be at the close of business on the day immediately preceding the Closing Date
SECTION 2.4    Effective Time. Contemporaneously with the Closing, Parent and the Company shall cause to be filed with the Secretary of State of the State of Delaware a properly executed certificate of merger conforming to the requirements of the DGCL and in the form attached hereto as Exhibit B (the “Certificate of Merger”). The Merger shall become effective when the Certificate of Merger is accepted for recording by the Secretary of State of the State of Delaware (the “Effective Time”).
SECTION 2.5    Certificate of Incorporation and Bylaws; Directors and Officers.
(a)    At the Effective Time and without any further action on the part of the Company or Merger Sub, the Company Certificate of Incorporation shall be amended to read in its entirety as set forth in the form attached hereto as Exhibit C, until thereafter changed or amended as provided therein or by applicable Law. The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by the Certificate of Incorporation and applicable Law.
(b)    The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time, until the earlier of their resignation or removal or otherwise ceasing to be a director or until their respective successors are duly elected and qualified, as the case may be.
(c)    The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time, until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified, as the case may be.
SECTION 2.6    Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holder of any shares of Company Capital Stock or any shares of capital stock of Merger Sub:
(a)    Each share of Company Capital Stock that is held in the treasury of the Company or by any wholly-owned Subsidiary of the Company and each share of Company Capital Stock owned by Parent, Merger Sub or any other wholly-owned Subsidiary of Parent shall be cancelled and retired, and no consideration shall be delivered in exchange therefor.
(b)    Subject to Section 2.6(a), Section 2.8, Section 3.1(a), Section 3.2, Article IX and Section 10.1, and subject to the terms and conditions of the Escrow Agreement, each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount in cash (adjusted to the nearest whole cent), without interest, equal to the quotient of (i) (x) One Billion Dollars ($1,000,000,000) (the “Merger Consideration”), plus (y) the sum of (1) the amount, if any, by which the Closing Net Working Capital Amount exceeds the Target Net Working Capital Amount, (2) Closing Cash and (3) the Aggregate Exercise Price, minus (z) the sum of (1) the amount, if any, by which the Target Net Working Capital Amount exceeds the Closing Net Working Capital Amount, (2)

Closing Debt and (3) Unpaid Company Transaction Expenses, divided by (ii) the Adjusted Outstanding Common Stock Number (such result, the “Per Share Merger Consideration”).
(c)    Each issued and outstanding share of the capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.
SECTION 2.7    Treatment of Company Options. By virtue of the Merger and without any action on the part of any holder thereof or any party hereto, each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time shall, to the extent then unvested, become fully vested and exercisable. Subject to Section 2.8, Section 3.1(a), Article IX and Section 10.1, and subject to the terms and conditions of the Escrow Agreement, as of immediately prior to the Effective Time, each outstanding and unexercised Company Option that is exercisable as of immediately prior to the Effective Time, including those that become exercisable pursuant to the preceding sentence, shall be cancelled and converted into the right to receive from the Surviving Corporation an amount in cash equal to the product obtained by multiplying (i) the aggregate number of shares of Company Common Stock issuable upon the exercise of each unexercised Company Option as of immediately prior to the Effective Time, by (ii) the excess, if any, of (x) the Per Share Merger Consideration over (y) the exercise price per share of such Company Option, less any applicable withholdings and deductions pursuant to Section 3.4. The amount of cash payable in respect of each Company Option pursuant to this Section 2.7 shall be referred to in this Agreement as the “Option Spread.” Prior to the Effective Time, the Company shall take such action as may be necessary to (i) give effect to the actions contemplated by this Section 2.7, (ii) send to each holder of a Company Option a written notice describing the treatment provided for in this Section 2.7 and (iii) terminate, as of the Effective Time, all Company Option Plans. All payments of the Option Spread shall be made after the Closing by the Surviving Corporation from funds deposited by or at the direction of Parent pursuant to Section 3.1(a), and shall be made, (A) in the case of payments made to holders of Company Options who are employees or former employees, through the Company’s or the Surviving Corporation’s payroll no later than three Business Days following the Effective Time, and, (B) in the case of all other payments in respect of Company Options, in such manner as Parent determines reasonably appropriate, including, if Parent elects, through the Surviving Corporation, no later than three Business Days following the Effective Time.
SECTION 2.8    Post-Closing Purchase Price Adjustment.
(a)    Estimated Purchase Price. Not later than three (3) days before the Closing, the Company shall deliver to Parent and the Equityholder Representative a certificate of the Company (the “Company Pre-Closing Certificate”) executed on its behalf by the Chief Financial Officer of the Company that sets forth in reasonable detail the Company’s estimates of the Closing Net Working Capital Amount (the “Estimated Net Working Capital Amount”), Closing Cash (the “Estimated Closing Cash”), the Aggregate Exercise Price (the “Estimated Aggregate Exercise Price”), Closing Debt (the “Estimated Closing Debt”), and Unpaid Company Transaction Expenses (the “Estimated Unpaid Company Transaction Expenses”), along with reasonable supporting detail therefor, such estimates to be prepared in accordance with the Specified Accounting Principles. Prior to Closing, the Company and Parent shall cooperate in good faith to agree upon the calculation of the Estimated Net Working Capital Amount, the

Estimated Closing Cash, the Estimated Aggregate Exercise Price, the Estimated Closing Debt and Estimated Unpaid Company Transaction Expenses upon which the Per Share Merger Consideration to be paid at Closing shall be based.
(b)    Calculation. As promptly as practicable, but in no event later than sixty (60) days following the Closing Date, the Surviving Corporation shall, at its expense, (i) cause to be prepared, in accordance with the Specified Accounting Principles, and delivered to the Equityholder Representative an unaudited consolidated balance sheet of the Company as of the close of business on the day immediately preceding the Closing Date (the “Closing Balance Sheet”), together with a statement (the “Closing Date Schedule”) setting forth in reasonable detail the Surviving Corporation’s calculation of the Closing Net Working Capital Amount, Closing Cash, the Aggregate Exercise Price, Closing Debt and Unpaid Company Transaction Expenses and (ii) deliver to the Equityholder Representative the Closing Balance Sheet and the Closing Date Schedule.
(c)    Review; Disputes.
(i)    From and after the Effective Time and until all adjustments are finally determined in accordance with this Section 2.8, the Surviving Corporation shall provide the Equityholder Representative and any accountants or advisors retained by the Equityholder Representative with reasonable access to the books and records of the Surviving Corporation and the Company Subsidiaries for the purposes of: (A) enabling the Equityholder Representative and its accountants and advisors to calculate, and to review the Surviving Corporation’s calculation of, the Closing Net Working Capital Amount, Closing Cash, the Aggregate Exercise Price, Closing Debt and Unpaid Company Transaction Expenses; and (B) identifying any dispute related to the calculation of any of the Closing Net Working Capital Amount, Closing Cash, the Aggregate Exercise Price, Closing Debt and Unpaid Company Transaction Expenses in the Closing Date Schedule.
(ii)    If the Equityholder Representative disputes the calculation of any of the Closing Net Working Capital Amount, Closing Cash, the Aggregate Exercise Price, Closing Debt or Unpaid Company Transaction Expenses set forth in the Closing Date Schedule, then the Equityholder Representative shall deliver a written notice (a “Dispute Notice”) to the Surviving Corporation at any time during the 30-day period commencing upon receipt by the Equityholder Representative of the Closing Balance Sheet and the Closing Date Schedule, all as prepared by the Surviving Corporation in accordance with the requirements of Section 2.8(b) (subject to extension of any period of during which the Surviving Corporation breached its obligations in Section 2.8(c)(i)) (the “Review Period”). The Dispute Notice shall set forth in reasonable detail the basis and amount for the dispute of any such calculation; provided, that the Equityholder Representative may deliver only one Dispute Notice and may not amend the Dispute Notice once it has been delivered to the Surviving Corporation. The Equityholder Representative shall be deemed to have agreed with all items and amounts of the Closing Net Working Capital Amount, Closing Cash, the Aggregate Exercise Price, Closing Debt or Unpaid Company Transaction Expenses set forth in the Closing Date Schedule not specifically referenced in the Dispute Notice, and such items and amounts shall not be subject to review in accordance with Section 2.8(c)(iv).

(iii)    If the Equityholder Representative does not deliver a Dispute Notice to the Surviving Corporation prior to the expiration of the Review Period, the Surviving Corporation’s calculation of the Closing Net Working Capital Amount, Closing Cash, the Aggregate Exercise Price, Closing Debt and Unpaid Company Transaction Expenses set forth in the Closing Date Schedule shall be deemed final and binding on Parent, the Surviving Corporation, the Equityholder Representative and the Equityholders for all purposes of this Agreement.
(iv)    If the Equityholder Representative delivers a Dispute Notice to the Surviving Corporation prior to the expiration of the Review Period, then the Equityholder Representative and the Surviving Corporation shall use commercially reasonable efforts to reach agreement on the Closing Net Working Capital Amount, Closing Cash, the Aggregate Exercise Price, Closing Debt and Unpaid Company Transaction Expenses. If the Equityholder Representative and the Surviving Corporation are unable to reach agreement on the Closing Net Working Capital Amount, Closing Cash, the Aggregate Exercise Price, Closing Debt and Unpaid Company Transaction Expenses within twenty (20) days after the end of the Review Period, either party shall have the right to refer such dispute to McGladrey LLP (such firm, or any successor thereto, being referred to herein as the “Accounting Firm”) after such 20th day. In connection with the resolution of any such dispute by the Accounting Firm: (i) each of the Surviving Corporation and the Equityholder Representative shall have a reasonable opportunity to meet with the Accounting Firm to provide their views as to any disputed issues with respect to the calculation of any of the Closing Net Working Capital Amount, Closing Cash, the Aggregate Exercise Price, Closing Debt and Unpaid Company Transaction Expenses; (ii) the Accounting Firm shall determine the Closing Net Working Capital Amount, Closing Cash, the Aggregate Exercise Price, Closing Debt and Unpaid Company Transaction Expenses in accordance with the terms of this Agreement (including the Specified Accounting Principles) within thirty (30) days of such referral and upon reaching such determination shall deliver a written copy of its calculations (the “Expert Calculations”), and describing in reasonable detail its determination of each matter submitted to it, to the Equityholder Representative and the Surviving Corporation; and (iii) the determination made by the Accounting Firm of the Closing Net Working Capital Amount, Closing Cash, the Aggregate Exercise Price, Closing Debt and Unpaid Company Transaction Expenses shall be final and binding on Parent, the Surviving Corporation, the Equityholder Representative and the Equityholders for all purposes of this Agreement, absent manifest error. In calculating the Closing Net Working Capital Amount, Closing Cash, the Aggregate Exercise Price, Closing Debt and Unpaid Company Transaction Expenses, the Accounting Firm shall be limited to (i) addressing any particular disputes referred to in the Dispute Notice and not otherwise agreed to by the Equityholder Representative and the Surviving Corporation during the 20-day period following the end of the Review Period (or otherwise), and (ii) such calculation shall, with respect to any disputed item, be no greater than the higher amount calculated by the Equityholder Representative in the Dispute Notice or the Surviving Corporation in the Closing Date Schedule, and no less than the lower amount calculated by the Equityholder Representative in the Dispute Notice or the Surviving Corporation in the Closing Date Schedule, as the case may be. The Expert Calculations shall reflect in detail the differences, if any, between the Closing Net Working Capital Amount, Closing Cash, the Aggregate Exercise Price, Closing Debt and Unpaid Company Transaction Expenses reflected therein and the Closing Net Working Capital Amount, Closing Cash, the Aggregate Exercise Price, Closing Debt and Unpaid Company Transaction Expenses set forth in the Closing Date Schedule. The fees and expenses of the Accounting Firm shall be borne by the

Equityholder Representative, on behalf of the Equityholders, and the Surviving Corporation in inverse proportion to the outcome on the matters resolved by the Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted (it being understood that any fees and expenses of the Accounting Firm payable by the Equityholder Representative shall be payable from the Representative Fund).
(d)    Payment Upon Final Determination of Adjustments.
(i)    If (y) the sum of the Estimated Net Working Capital Amount, Estimated Closing Cash and the Estimated Aggregate Exercise Price, less the Estimated Closing Debt and the Estimated Unpaid Company Transaction Expenses, exceeds (z) the sum of the Closing Net Working Capital Amount, Closing Cash and the Aggregate Exercise Price, less Closing Debt and Unpaid Company Transaction Expenses, as finally determined in accordance with this Section 2.8, by an amount greater than $500,000, then the Surviving Corporation shall be paid the amount of such deficiency (from dollar one) (the “Shortfall) from the Adjustment Escrow Fund, and the Equityholder Representative and Parent shall jointly instruct the Escrow Agent to deliver (A) the Shortfall to the Surviving Corporation from the Adjustment Escrow Fund and (B) any amount remaining in the Adjustment Escrow Fund (after deducting the Shortfall) to the Equityholder Representative on behalf of the Equityholders; provided, however, that if the Adjustment Escrow Fund is insufficient to satisfy the Shortfall, the Equityholder Representative and Parent shall jointly instruct the Escrow Agent to deliver the excess of the Shortfall over the amount of the Adjustment Escrow Fund to the Surviving Corporation from the Indemnity Escrow Fund in accordance with the Escrow Agreement. For the avoidance of doubt, in the event that such difference is not greater than $500,000, no payment shall be made to the Surviving Corporation and the Equityholder Representative and Parent shall jointly instruct the Escrow Agent to deliver the entire Adjustment Escrow Fund to the Equityholder Representative on behalf of the Equityholders.
(ii)    If (y) the sum of the Closing Net Working Capital Amount, Closing Cash and the Aggregate Exercise Price, less Closing Debt and Unpaid Company Transaction Expenses, as finally determined in accordance with this Section 2.8, exceeds (z) the sum of the Estimated Net Working Capital Amount, the Estimated Closing Cash and the Estimated Aggregate Exercise Price, less the Estimated Closing Debt and the Estimated Unpaid Company Transaction Expenses, by an amount greater than $500,000, then the Surviving Corporation shall, no later than one (1) Business Day after such determination, cause to be paid to the Equityholder Representative by delivery of immediately available funds to the Equityholder Representative an amount equal to the amount of such excess (from dollar one) and the Equityholder Representative and Parent shall jointly instruct the Escrow Agent to deliver the entire Adjustment Escrow Fund to the Equityholder Representative on behalf of the Equityholders. For the avoidance of doubt, in the event that such difference is not greater than $500,000, no payment shall be made by the Surviving Corporation to the Equityholders and the Equityholder Representative and Parent shall jointly instruct the Escrow Agent to deliver the entire Adjustment Escrow Fund to the Equityholder Representative on behalf of the Equityholders.

SECTION 2.9    Transaction Tax Benefits.
(a)    To the extent any Acquired Company (a “TTB Recipient”) recognizes a Transaction Tax Benefit with respect to the Current Pre-Closing Period, a Straddle Period or any other Tax period as a result of any Section 2.7 Payable Amounts, the payment of the Company Transaction Expenses or any acceleration of deferred financing costs and any prepayment premiums payable in connection with the repayment of all Closing Debt, Parent shall promptly (but in any event no later than 10 Business Days following recognition) pay the amount of such Transaction Tax Benefit to the Equityholder Representative for the benefit of the Equityholders as such Transaction Tax Benefit is recognized by such TTB Recipient. For this purpose, (i) a “Transaction Tax Benefit” means, with respect to a Tax period, the excess (if any) of (A) such TTB Recipient’s cumulative liability for Taxes with respect to such Tax period, calculated by excluding any Tax deductions attributable to the payment of any Section 2.7 Payable Amounts, the Company Transaction Expenses or any acceleration of deferred financing costs and any prepayment premiums payable in connection with the repayment of all Closing Debt (“Tax Assets”), over (B) such TTB Recipient’s cumulative liability for Taxes with respect to such Tax period, calculated by taking into account any Tax Assets (to the extent permitted by relevant Tax Law); (ii) all Tax Assets (other than any Tax Asset attributable to the release of the Escrow Fund to the Equityholder Representative pursuant to the Escrow Agreement) shall be reported on the applicable Tax Return solely as Tax deductions of the applicable Acquired Company for a Pre-Closing Tax Period and shall not be treated or reported as Tax deductions for a Post-Closing Tax Period (including under Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) or any comparable or similar provision under state, local or foreign Law), unless otherwise required by applicable Law, and (iii) a TTB Recipient shall be deemed to recognize a Transaction Tax Benefit upon, if a Tax refund is payable in connection with such Transaction Tax Benefit, the receipt by the TTB Recipient of Tax refunds pursuant Sections 2.9(b) or (c) or, if no such refund is payable, the filing of a Tax Return with respect to the applicable Tax period utilizing the Tax Assets.
(b)    To the extent that any of the Acquired Companies has paid estimated Taxes for the Current Pre-Closing Tax Period and the amount of the estimated Taxes that were paid with respect to such Tax period exceeds the amount of the Tax liability with respect to such Tax period (taking into account the Tax Assets), promptly after the Closing, Parent shall prepare or cause to be prepared IRS Form 4466 (Corporation Application for Quick Refund of Overpayment of Estimated Tax) with any other IRS forms as may be necessary (including IRS Form 8302 (Electronic Deposit of Tax Refund of $1 Million or More)) and any analogous application for a state refund of an overpayment of estimated state Taxes with respect to such Tax period, to the extent permitted by applicable Law. At least fifteen (15) Business Days prior to the date on which such form or application is filed, Parent shall submit such form or application to the Equityholder Representative for its review and comment and shall not file such form or application without the prior written consent of the Equityholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed. Within ten (10) Business Days of the receipt from the applicable Governmental Authority of any refund as a result of such a refund application, Parent shall pay or cause to be paid an amount equal to such refund, less the amount of any tax receivable included as a current asset in determining the Closing Net Working Capital Amount to the extent such tax receivable is related to the refund, to the Equityholder Representative for distribution to the Equityholders in accordance with Section 2.9(d) below.

(c)    To the extent that there are remaining Tax Assets (after the filing of all Tax Returns with respect to the Current Pre-Closing Tax Period) which could be carried back to any prior Tax period of any Acquired Company and would reduce the Taxes otherwise payable with respect to such prior Tax period, Parent shall prepare or cause to be prepared (to the fullest extent permitted by applicable Tax Law) any claim for refund (including IRS Form 1139 or any successor form, and any comparable state or local forms) or amended Tax Return for (and carryback such Tax Assets to) such prior Tax period. Unless otherwise required by applicable Law, any carryback of Tax Assets shall be utilized to its fullest extent prior to the utilization of any carryback of any Tax attribute of the Acquired Companies (or any of their successors) generated during a Post-Closing Tax Period. At least fifteen (15) Business Days prior to the date on which such claim for refund or amended Tax Return is filed, Parent shall submit such claim or amended Tax Return to the Equityholder Representative for its review and comment and shall not file such claim for refund or amended Tax Return without the prior written consent of the Equityholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed. Within ten (10) Business Days of the receipt from the applicable Governmental Authority of any refund as a result of such a refund claim, Parent shall promptly pay to the Equityholder Representative the amount of such refund for distribution to the Equityholders in accordance with Section 2.9(d) below.
(d)    The Equityholder Representative shall deliver to each Equityholder an amount from each payment of a Transaction Tax Benefit (including any Tax refund) received by the Equityholder Representative from Parent pursuant to this Section 2.9 equal to the product of the amount of such Transaction Tax Benefit multiplied by such Equityholder’s Applicable Percentage. Promptly following making the payments described by the preceding sentence, the Equityholder Representative shall deliver a written notice to Parent setting forth the allocation of the Transaction Tax Benefit among the Equityholders. To the extent that the amount of any Transaction Tax Benefit, refund or Tax Asset with respect to which Parent or any of its Affiliates makes any payment pursuant to this Section 2.9 is reduced after the date of such payment (“TTB Reduction”), the Equityholders shall indemnify Parent for such TTB Reduction in accordance with Section 9.2.
(e)    Parent and the Acquired Companies shall promptly notify the Equityholder Representative of any Tax Contest with respect to a Tax Asset (any such Tax Contest, a “TTB Audit”). Notwithstanding anything to the contrary herein, the Equityholder Representative shall have sole control of the conduct of all TTB Audits, including any settlement or compromise thereof; provided, however, that the Equityholder Representative shall not effect any such settlement or compromise with respect to any TTB Audit without obtaining Parent’s prior written consent thereto, which shall not be unreasonably withheld, conditioned or delayed.
(f)    Any payments made under this Section 2.9 shall constitute an adjustment to the Merger Consideration for Tax purposes and shall be treated as such by the parties on their Tax Returns to the extent permitted by Law.

ARTICLE III.
EXCHANGE OF COMPANY CERTIFICATES
SECTION 3.1    Exchange of Company Certificates.
(a)    Payment. At the Closing, (i) each Equityholder (other than a holder of Company Options) may deliver to the Surviving Corporation for cancellation the stock certificates representing such Equityholder’s shares of Company Capital Stock (such Equityholder’s “Company Certificates”) and a duly executed letter of transmittal in the form attached hereto as Exhibit D (a “Letter of Transmittal”), and (ii) Parent shall, or shall cause the Surviving Corporation to pay (x) the aggregate amount to be paid pursuant to Section 2.6(b) and Section 2.7 to all Equityholders (other than in respect of a holder of Company Options) who have so delivered Company Certificates and Letters of Transmittal to the account or accounts designated by the Equityholder Representative by means of a wire transfer of immediately available funds and (y) the Surviving Corporation, an amount equal to the aggregate Option Spread, to be paid in accordance with Section 2.7. Notwithstanding anything contained herein, (y) the Escrow Fund shall be deducted, pro rata in proportion to each Equityholder’s Applicable Percentage, from the aggregate amount payable to such Equityholder under this Section 3.1 or Section 2.7 and delivered to the Escrow Agent to hold in accordance with the terms of the Escrow Agreement, and (z) the Representative Fund shall be deducted, pro rata in proportion to each Equityholder’s Applicable Percentage, from the aggregate amount payable to such Equityholder under this Section 3.1 or Section 2.7 and delivered to the Equityholder Representative to hold and use in accordance with Section 10.1. Parent shall, or shall cause the Surviving Corporation to, deliver on the Closing Date the Escrow Fund to the Escrow Agent pursuant to the Escrow Agreement and the Representative Fund to the Equityholder Representative.
(b)    Exchange Procedures. To the extent that an Equityholder (other than a holder of Company Options) has not delivered the Company Certificates and a Letter of Transmittal representing all of such Equityholder’s shares of Company Capital Stock as of the Closing, then, promptly after the Effective Time, Parent shall mail to each such Equityholder: (i) a Letter of Transmittal and (ii) instructions for effecting the surrender of each Company Certificate in exchange for the amount to be paid to such Equityholder pursuant to Section 2.6(b). Upon surrender of a Company Certificate for cancellation to the Surviving Corporation, together with such Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, the Company Certificates so surrendered shall be canceled, and the holder of the Company Certificate shall be entitled to receive in exchange therefor, subject to Section 3.1(a), the consideration payable to such holder pursuant to Section 2.6(b), without interest thereon, as such amount may be adjusted pursuant to Section 2.8.
(c)    Lost, Stolen or Destroyed Company Certificates. If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed, Parent shall, subject to Section 3.1(a), pay, in exchange for such lost, stolen or destroyed Company Certificate, the amount of cash, without interest, that such Person would have been entitled to receive had such Person surrendered such lost, stolen or destroyed Company Certificate to the Surviving Corporation pursuant to Section 2.6(b), as such amount may be adjusted pursuant to Section 2.8.

(d)    No Liability. Notwithstanding anything to the contrary in this Section 3.1, neither the Company, Parent nor the Surviving Corporation shall be liable to any Person for any amount properly paid to a public official pursuant to any abandoned property, escheat or similar Law.
SECTION 3.2    Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, if required by the DGCL, but only to the extent required thereby, shares of Company Capital Stock which are issued and outstanding immediately prior to the Effective Time and which are held by holders of such shares of Company Capital Stock who have properly exercised appraisal rights with respect thereto in accordance with the DGCL (the “Dissenting Shares”) shall not be exchangeable for the right to receive the Per Share Merger Consideration, and holders of such shares of Company Capital Stock shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock in accordance with the provisions of the DGCL unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such shares of Company Capital Stock shall thereupon be treated as if they had been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Per Share Merger Consideration, without any interest thereon. The Company shall give Parent and Merger Sub prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other related instruments received by the Company. The Company shall not, except with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demand.
SECTION 3.3    No Further Ownership Rights in Shares of Company Capital Stock; Closing of Company Transfer Books. At and after the Effective Time, each holder of Company Capital Stock shall cease to have any rights as a stockholder of the Company, except for, in the case of a holder of Company Capital Stock (other than shares to be cancelled pursuant to Section 2.6(a) or Dissenting Shares), the right to surrender his, her or its Company Certificate in exchange for payment of the Per Share Merger Consideration or, in the case of a holder of Dissenting Shares, to perfect his, her or its right to receive payment for his, her or its shares of Company Capital Stock pursuant to the DGCL, and no transfer of shares of Company Capital Stock shall be made on the stock transfer books of the Surviving Corporation. At the Effective Time, the stock transfer books of the Company shall be closed, and no transfer of shares of Company Capital Stock shall thereafter be made. If, after the Effective Time, Company Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged as provided for in this Agreement.
SECTION 3.4    Withholding Rights. Each of Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Equityholder such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of state, local or foreign Tax Law; provided, however, that Parent or the Surviving Corporation (i) shall, except with respect to any payment of Merger Consideration properly treated as compensation for Tax purposes, notify any Equityholder from whom funds are properly withheld of the amount of such withholding prior to making any such deduction or withholding (such notice, which shall include the authority, basis and method of calculation for the proposed deduction or withholding, shall be given at least a commercially reasonable period of time before such deduction or withholding is required, in order for such Equityholder to obtain reduction of or relief from such deduction or withholding) and shall cooperate with such Equityholder to the extent reasonable in efforts to obtain reduction of or relief from such deduction or withholding, and (ii) shall timely remit to the appropriate Governmental Authority any and all amounts so deducted or withheld and timely file all related Tax Returns required to be filed under applicable Tax Law. To the extent that amounts are so withheld by Parent or the Surviving Corporation in accordance with the foregoing, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Equityholder in respect of which such deduction and withholding was made by Parent or the Surviving Corporation.
ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Contemporaneously with the execution and delivery of this Agreement by the parties hereto, the Company is delivering to Parent and Merger Sub a disclosure schedule with numbered sections corresponding to the relevant sections in this Agreement (the “Company Disclosure Schedule”). Any disclosure set forth in the Company Disclosure Schedule with respect to a particular representation or warranty contained herein shall be deemed to be a disclosure with respect to all other applicable representations or warranties contained in this Agreement, but only to the extent the applicability of such disclosure to any other applicable representation or warranty is reasonably apparent on its face to a Person reviewing the Company Disclosure Schedule, regardless of whether an explicit reference to such other representation or warranty is made. Nothing in the Company Disclosure Schedule is intended to broaden the scope of any representation or warranty of the Company contained herein, and disclosure of any item in the Company Disclosure Schedule shall not constitute an admission that such item is material or required to be disclosed. Subject to the exceptions and qualifications set forth in the Company Disclosure Schedule, the Company hereby represents and warrants to Parent and Merger Sub as follows:
SECTION 4.1    Authority. Each of the Company, the Equityholder Representative and the Signing Stockholder has all requisite power and authority to enter into this Agreement and each of the Ancillary Agreements to which it will be a party, to perform its respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each of the Ancillary Agreements by each of the Company, the Equityholder Representative and the Signing Stockholder, the performance by each such Person of its respective obligations hereunder and thereunder, and the consummation by each such Person of the transactions contemplated by this Agreement and the Ancillary Agreements, have been duly and validly authorized by the Board of Directors or other governing body of each of the Company, the Equityholder Representative and the Signing Stockholder, and no other action on the part of the Company, the Equityholder Representative or the Signing Stockholder is necessary to authorize the execution and delivery of this Agreement or the Ancillary Agreements by each such Person, the performance by each such Person of its respective obligations hereunder and thereunder or the consummation by each such Person of the transactions contemplated hereby and thereby, other than the Required Company Stockholder Vote. This Agreement has been, and upon their execution each of the Ancillary Agreements to which the Company, the Equityholder

Representative or the Signing Stockholder will be a party will have been, duly executed and delivered by each of the Company, the Equityholder Representative and the Signing Stockholder and, assuming due authorization, execution and delivery by the other parties hereto and thereto, this Agreement constitutes, and upon their execution each of the Ancillary Agreements to which the Company, the Equityholder Representative or the Signing Stockholder will be a party will constitute, the legally valid and binding obligations of the Company, the Equityholder Representative and the Signing Stockholder, enforceable against each such Person in accordance with their respective terms, except as such enforceability may be limited by principles of public policy, and subject to (i) the effect of any applicable Law of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights and relief of debtors generally and (ii) the effect of rules of Law and general principles of equity, including rules of Law and general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law). The affirmative vote or consent of the holders of a majority of the shares of Company Capital Stock outstanding on the record date chosen for purposes of determining stockholders of the Company entitled to vote on the adoption of this Agreement is the only vote of the holders of any Company Capital Stock necessary under the DGCL and the Company Certificate of Incorporation to adopt this Agreement (the “Required Company Stockholder Vote”).
SECTION 4.2    Organization. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it, and to carry on the Business as currently conducted by the Company. The Company is duly qualified to do business as a foreign corporation, and is in good standing, under the Laws of each jurisdiction in which the character of its properties owned, operated or leased, or the nature of its activities, makes such qualification necessary, except in those jurisdictions where the failure to be so qualified or in good standing, when taken together with all other such failures would not, individually or in the aggregate, have a Material Adverse Effect. True and complete copies of the Certificate of Incorporation (the “Company Certificate of Incorporation”) and Bylaws (the “Company Bylaws”) of the Company, each as amended and in effect as of the date of this Agreement, have been made available to Parent and its advisors in the Data Room.
SECTION 4.3    Company Capital Stock.
(a)    The authorized Company Capital Stock consists of 250,000,000 shares, of which 125,000,000 shares have been designated Common Stock (“Common Stock”) and 125,000,000 shares have been designated Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”). As of the date of this Agreement, 12,857,727.72463 shares of Common Stock have been issued and are outstanding, and 59,000,000 shares of Class A Common Stock have been issued and are outstanding. All such issued and outstanding shares of Company Capital Stock have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive or similar rights, including any preemptive or similar rights created by statute, the Company Certificate of Incorporation, the Company Bylaws or any agreement to which the Company is a party or by which it is bound, and such shares have been issued in compliance with applicable federal and state securities or “blue sky” Laws. Section 4.3(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the name of each holder of shares of Company Capital Stock and the number of shares of Common Stock or Class A Common Stock held of record by each such stockholder. There are no accrued or unpaid dividends with respect to any issued and outstanding shares of Company Capital Stock.
(b)    As of the date of this Agreement, there are no outstanding obligations, options, warrants, calls, rights of conversion, stock appreciation rights, phantom stock, profits interests, participation rights or other rights, agreements, arrangements or commitments of any kind or character relating to the Company Capital Stock or the capital stock of any Company Subsidiary to which an Acquired Company is a party, or by which it is bound, obligating an Acquired Company to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered or sold, any shares of its capital stock (or other equity equivalents) or the capital stock (or other equity equivalents) of any Acquired Company, other than the outstanding Company Options granted under the Company Option Plans representing the right to purchase an aggregate of 4,462,806 shares of Common Stock. Section 4.3(b) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the name of each holder of Company Options, the number of Company Options held of record by each such holder and the exercise price and expiration date of such Company Options.
(c)    As of the date of this Agreement, there are (i) no rights, agreements, arrangements or commitments of any kind or character, whether written or oral, relating to the Company Capital Stock or the capital stock (or other equity equivalents) of any other Acquired Company to which an Acquired Company is a party, or by which it is bound, obligating such Acquired Company to repurchase, redeem or otherwise acquire any issued and outstanding shares of its capital stock (or other equity equivalents); (ii) no outstanding or authorized stock appreciation, phantom stock, profit interests, participation rights, or other similar rights with respect to any Acquired Company; and (iii) to the Knowledge of the Company, no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the governance of an Acquired Company or the voting or transfer of any shares of Company Capital Stock or any capital stock (or other equity equivalents) of any other Acquired Company.
SECTION 4.4    Company Subsidiaries.
(a)    Section 4.4(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the legal name and jurisdiction of organization of each Subsidiary of the Company (each, a “Company Subsidiary”) and the percentage of all outstanding shares of stock or membership interests held by each holder thereof. Other than the Company Subsidiaries set forth in Section 4.4(a) of the Company Disclosure Schedule, there are no other Persons in which an Acquired Company owns, of record or beneficially, directly or indirectly, any equity, partnership, membership or similar interest or any right (contingent or otherwise) in, or any interest or right convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership or similar interest. True and complete copies of the certificate of incorporation and bylaws (or equivalent organizational documents) of each Company Subsidiary, each as amended and in effect as of the date of this Agreement, have been made available to Parent and its advisors in the Data Room.
(b)    Each of the Company Subsidiaries is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization, and has the requisite corporate power and authority to own, operate or lease the respective properties and assets now owned, operated or leased by it, and to carry on its respective business as currently conducted by each such Company Subsidiary. Each of the Company Subsidiaries is duly qualified to do business as a foreign entity, and is in good standing, under the Laws of each jurisdiction in which the character of its properties owned, operated or leased, or the nature of its activities, makes such qualification necessary, except in those jurisdictions where the failure to be so qualified or in good standing, when taken together with all other such failures would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(c)    Section 4.4(c) of the Company Disclosure Schedule sets forth as of the Balance Sheet Date all outstanding amounts of intercompany indebtedness between each of the Acquired Companies incorporated or organized under the laws of the United States, on the one hand, and each of the Acquired Companies incorporated or organized under the laws of any foreign jurisdiction, on the other hand.
SECTION 4.5    Conflicts. The execution and delivery of this Agreement and each Ancillary Agreement to which the Company, the Equityholder Representative or the Signing Stockholder is or will be a party, the performance by the Company, the Equityholder Representative and the Signing Stockholder of their respective obligations hereunder and thereunder, and the consummation by the Company, the Equityholder Representative and the Signing Stockholder of the transactions contemplated by hereby and thereby, do not and will not (i) conflict with or result in a violation of the Company Certificate of Incorporation or Company Bylaws, or the certificate of incorporation or bylaws (or equivalent organizational documents) of any Company Subsidiary, the Equityholder Representative or the Signing Stockholder; (ii) assuming all consents, waivers, approvals, authorizations, orders, permits, declarations, filings, registrations and notifications and other actions referred to in Section 4.6 have been obtained or made, conflict with or result in a violation of any Governmental Order or Law applicable to the Acquired Companies, the Business Assets, the Equityholder Representative or the Signing Stockholder; or (iii) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default), or give rise to any rights of consent, termination, amendment, modification, acceleration or cancellation of or loss of any benefit, under any Material Contract or Permit, or result in the creation of any Encumbrance on any of the Business Assets.
SECTION 4.6    Consents, Approvals, Etc. No consent, waiver, approval, authorization, order or permit of, or declaration, filing or registration with, or notification to, any Governmental Authority or other Person is required to be made or obtained by the Acquired Companies, the Equityholder Representative or the Signing Stockholder in connection with the execution and delivery of this Agreement by the Company, the Equityholder Representative or the Signing Stockholder, the performance by the Company, the Equityholder Representative and the Signing Stockholder of their respective obligations hereunder, or the consummation by the Company, the Equityholder Representative and the Signing Stockholder of the transactions contemplated by this Agreement, except: (i) the filing of the Certificate of Merger pursuant to the DGCL; (ii) such filings as may be required under the HSR Act; and (iii) where the failure to obtain such consent, waiver, approval, authorization, order or permit, or to make such declaration, filing, registrations or notification would not prevent or materially delay the consummation by the Company, the Equityholder Representative and the Signing Stockholder of the transactions contemplated by this Agreement and the Ancillary Agreements.

SECTION 4.7    Financial Statements. The Company has made available to Parent and its advisors in the Data Room the audited consolidated balance sheet and the related consolidated statements of operations and retained earnings and cash flows of the Company as of and for each of the 12-month periods ended December 31, 2014 and 2015, respectively (the “Audited Company Financial Statements”), and the unaudited consolidated balance sheet and the related consolidated statements of operations and retained earnings and cash flows of the Company as of and for the three-month period ended March 27, 2016 (the “Unaudited Company Financial Statements” and, together with the Audited Financial Statements, the “Company Financial Statements”). Except as set forth therein, the Company Financial Statements (i) have been prepared based on and are consistent with the books and records of the Company, (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated therein and with each other (except that the Unaudited Company Financial Statements may not contain all of the notes required by GAAP), and (iii) present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the Company, on a consolidated basis, as of the respective dates and during the respective periods indicated therein, subject in the case of the Unaudited Company Financial Statements to normal recurring year-end adjustments. The unaudited consolidated balance sheet of the Company as of March 27, 2016 shall be referred to in this Agreement as the “Current Balance Sheet” and the date thereof shall be referred to in this Agreement as the “Balance Sheet Date.”
(b)    The Company maintains internal controls over financial reporting of the Business (as defined in Rule 13a-15 or 15d-15, as applicable, under the Securities Exchange Act of 1934, as amended) that are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Business Assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Business are being made in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Business Assets that would be reasonably expected to have a material effect on its financial statements.
SECTION 4.8    Undisclosed Liabilities. No Acquired Company has any Liability that is of a type required to be reflected in a consolidated balance sheet in accordance with GAAP, except Liabilities that (i) are reflected in, reserved against or disclosed in the Company Financial Statements; (ii) were incurred in the ordinary course of business since the Balance Sheet Date (none of which results from, arises out of, relates to or was caused by any breach of Contract, breach of warranty, tort infringement or violation of Law), or (iii) are disclosed in Section 4.8 of the Company Disclosure Schedule, or (iv) are incurred under this Agreement or in connection with the transactions contemplated hereby.
SECTION 4.9    Certain Changes or Events. Between the Balance Sheet Date and the date of this Agreement:
(a)    the Acquired Companies have conducted the Business in the ordinary course consistent with past practice;

(b)    there has not been any event that has had or would reasonably be expected to have a Material Adverse Effect;
(c)    no Acquired Company has issued, sold, pledged or disposed of (i) any capital stock (or other equity equivalents), except for issuances of Common Stock upon exercises of Company Options, or (ii) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obliging any of the Acquired Companies to issue, transfer, deliver or sell any of its capital stock (or other equity equivalents);
(d)    no Acquired Company has declared, set aside or paid any dividend, or made any other distribution or capital return in respect of any shares of its capital stock (or other equity equivalents), or reclassified, combined, split, subdivided, redeemed, repurchased or otherwise reacquired, directly or indirectly, any shares of its capital stock (or other equity equivalents) or otherwise made any other changes with respect to its capital structure;
(e)    no Acquired Company has sold, exchanged, assigned, transferred, leased, licensed or otherwise disposed of, or agreed to sell, assign, exchange, transfer, lease, license or otherwise dispose of, any Business Assets, except in the ordinary course of business consistent with past practice;
(f)    no Acquired Company has authorized, proposed, or announced an intention to authorize or propose, entered into any agreements with respect to, or consummated any mergers, consolidations or other business combinations, or material acquisitions of assets (other than purchase of inventory in the ordinary course of business), stock, or other securities of any Person;
(g)    no Acquired Company has made any material change in any method of financial or Tax accounting or financial or Tax accounting practice used by an Acquired Company, other than such changes as are required by GAAP or Tax Law, as applicable;
(h)    no Acquired Company has (i) entered into or amended any employment, deferred compensation, severance or similar agreement, except any agreement with any non-U.S. employee providing for payments of less than $150,000 per annum; (ii) increased compensation payable, or to become payable, by an Acquired Company to any directors, officers or employees of an Acquired Company (other than increases made in the ordinary course of business consistent with past practice); or (iii) adopted or entered into any new Company Benefit Plans, or modified, amended or terminated any existing Company Benefit Plans (other than (y) as required by existing employment agreements or applicable Law or (z) any employment, deferred compensation, severance or similar agreement with any non-U.S. employee providing for payments of less than $150,000 per annum);
(i)    no Acquired Company has delayed or postponed the payment of accounts payable and other Liabilities outside the ordinary course of business, accelerated the collection of accounts receivable outside the ordinary course of business, materially increased its inventory levels outside the ordinary course of business or materially increased any reserve on its balance sheet;

(j)    no Acquired Company has created any Encumbrance on any of the Business Assets, incurred any Debt (other than under existing credit facilities in the ordinary course of business consistent with past practice), or made any loans, advances or capital contributions to, or investments in, any other Person (other than in the Acquired Companies or trade credit extensions in the ordinary course of business consistent with past practice);
(k)    no Acquired Company has settled, waived or released any Action or claim (or series thereof);
(l)    no Acquired Company has formed or caused to be formed any Subsidiary;
(m)    no Acquired Company has taken any action to terminate any current or former occurrence-based insurance policies; and
(n)    no Acquired Company has authorized, committed to or entered into any agreement other than this Agreement, to take any actions specified in this Section 4.9.
SECTION 4.10    Tax Matters.
(a)    All material Tax Returns required to be filed by or with respect to the Acquired Companies have been timely filed (taking into account applicable extensions of time to file) with the appropriate Governmental Authority, and all such Tax Returns are complete and accurate in all material respects.
(b)    Each Acquired Company has timely paid to the appropriate taxing authority all material Taxes it is required to have paid, whether or not shown on the Acquired Companies’ Tax Returns, and has adequately provided for all material Taxes for which it is required to provide.
(c)    No material deficiencies for Taxes have been proposed, asserted or assessed in writing by any Governmental Authority against any Acquired Company that have not been finally settled or paid, and there are no matters under discussion with any taxing authority that reasonably could be expected to result in an additional liability for Taxes with respect to any Acquired Company. No claim has been made by any taxing authority in any jurisdiction where an Acquired Company does not file Tax Returns that it is or may be subject to Tax by that jurisdiction. No Acquired Company has a “permanent establishment” in any country (other than the country of its formation) as such term is defined in any applicable Tax treaty or convention. No Acquired Company is a party to any Tax Contest, nor to the Knowledge of the Company, is there any threatened Tax Contest by any taxing authority involving any Acquired Company. There are no waivers or extensions of any statute of limitations currently in effect with respect to material Taxes of any of the Acquired Companies. The Company is not a party to or bound by any closing agreement or offer in compromise with any taxing authority. No power of attorney currently in force has been executed by or on behalf of an Acquired Company with respect to any matters relating to Taxes (other than powers of attorney authorizing employees of any Acquired Company to act on behalf of such Acquired Company).
(d)    There are no material Encumbrances for Taxes (other than Permitted Encumbrances) upon the assets of any of the Acquired Companies.

(e)    All material Taxes required to be withheld or collected by each of the Acquired Companies in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party have been withheld and collected and, to the extent required by applicable Law, timely paid to the appropriate Governmental Authority.
(f)    No Acquired Company is a party to, or has any obligation under, any Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement (other than customary Tax gross-up or indemnification provisions in commercial contracts entered into in the ordinary course of business).
(g)    No Acquired Company has “participated” in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) that has not been properly reported.
(h)    No Acquired Company has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code at any time in the last five years.
(i)    None of the Acquired Companies will be required to include any item of material income in, or exclude any item of material deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) use of a method of accounting not authorized by applicable Tax Law for a taxable period ending on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign Tax Law; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) election under Code Section 108(i) (or any corresponding or similar provision of state, local, or foreign Tax law).
(j)    Any claim of breach of representation or warranty regarding Taxes shall be made only under this Section 4.10 or Section 4.17 and shall not be made under any other representation or warranty contained in this Agreement.
(k)    For the avoidance of doubt, the Acquired Companies make no representations or warranties in respect of the existence, amount, usability or any other aspect of any Tax attributes of the Acquired Companies, including, but not limited to, net operating losses, capital loss carryforwards, foreign Tax credit carryforwards, asset bases and depreciation periods.
SECTION 4.11    Litigation and Governmental Orders. Between January 1, 2013 and the date of this Agreement, (i) there are no and have not been any, material Actions pending or, to the Knowledge of the Company, threatened against the Acquired Companies or any of the assets or properties of the Acquired Companies or Business, and (ii) the Acquired Companies and their respective assets and properties are not, and at all times since January 1, 2013, have not been subject to any Governmental Order. To the Knowledge of the Company, there are no Governmental Orders threatened to be imposed by any Governmental Authority or arbiter, nor, to the Knowledge of the Company, is there a basis for any Action or Governmental Order to be asserted against the Acquired Companies or any of the Business Assets owned by the Acquired Companies.

SECTION 4.12    Compliance with Laws.
(a)    Each of the Acquired Companies is, and has at all times since January 1, 2013 been, conducting its respective part of the Business in material compliance with Laws and Governmental Orders applicable to the Business or any Business Asset. Since January 1, 2013, no Acquired Company has received any written notice from any Governmental Authority to the effect that it is not in compliance with any applicable Law or Governmental Order.
(b)    To the Knowledge of the Company, no Acquired Company nor any Person acting on behalf of any Acquired Company, has, since January 1, 2011, violated any anti-corruption Law to which such Acquired Company was subject, including, where applicable, the U.S. Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1, et seq.) and the UK Bribery Act 2010.
(c)    Each Acquired Company (i) is, and has at all times since January 1, 2011 been, in compliance with all applicable regulations, directives, advisory circulars or similar official documents issued by the Federal Aviation Administration (“FAA”) and/or any foreign aviation authorities (collectively, “Aviation Regulations”), (ii) has not violated, been subject to an investigation with respect to, or made voluntary disclosures with respect to potential violations of any Aviation Regulations, and (iii) has not been cited by the FAA or any foreign aviation authorities for any discrepancies or violations during inspections or audits in the last thirty-six (36) months. No Person has written or issued any “FAA Service Bulletins” or any foreign aviation authority equivalent notices or any other Actions as to the Acquired Companies or any products of the Acquired Companies at any time in the last thirty-six (36) months, and no such Bulletins or other Actions are pending. The FAA has not issued any “Air Worthiness Directives” as to the Acquired Companies or any products of the Acquired Companies at any time in the last thirty-six (36) months, and no such directives are pending.
(d)     Each Acquired Company is, and has at all times since January 1, 2011, been, in compliance with Trade Control Laws. Without limiting the foregoing:
(i)     each Acquired Company is, and has at all times since January 1, 2011, been, in possession of all export licenses, authorizations and other approvals that are required by Trade Control Laws for the export of its products, services, software or technologies from the United States, United Kingdom or other countries, as applicable;
(ii) there are no pending or threatened claims or investigations of potential violations of Trade Control Laws by any of the Acquired Companies with respect to export or other business activity or licenses, authorizations or other approvals;
(iii) to the Knowledge of the Company, there are no actions, conditions or circumstances pertaining to any of the Acquired Company’s export transactions or other business activities that may give rise to any future claims or investigations of potential violations of Trade Control Laws;
(iv) none of the Acquired Companies is currently the subject or target of any sanctions administered or enforced by the U.S. Government (including the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State) or other entity, body or authority with jurisdiction to apply, administer or enforce any sanctions or

Trade Control Laws in the jurisdictions where the Acquired Companies operate (including the Export Control Order 2008 and the regulations of the Department for Business Innovation and Skills);
(v)    none of the Acquired Companies operate in any Sanctioned Country (as hereinafter defined); and
(vi) none of the Acquired Companies or any officer, nor, to the Knowledge of the Company, any partner, managing director or similar person with senior managerial responsibility of any of the Acquired Companies, is a Sanctioned Person (as hereinafter defined).
(vii)    as used herein, the following terms have the following meanings:
“Sanctioned Country” shall mean, at any time, a country or territory which is the target of Sanctions (currently, Iran, Sudan, Syria, North Korea, Cuba and the Crimea region of Ukraine).
“Sanctioned Person” means, at any time, (i) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State or by the United Nations Security Council, the European Union, or any EU member state, (ii) any Person operating, organized or resident in a Sanctioned Country or (iii) any Person 50 percent or more owned or otherwise controlled by any such Person.
“Sanctions” means any comprehensive economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (i) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (ii) the sanctions authorities in the jurisdictions where the Business operates.
“Trade Control Laws” means United States and non-United States national customs, export control, antiboycott and Sanctions Laws and regulations, including: the Export Administration Regulations; the International Traffic in Arms Regulations; the various economic sanctions laws administered by OFAC; and any other applicable law in the jurisdictions where the Business operates.
SECTION 4.13    Permits. As of the date of this Agreement, the Acquired Companies have all material Permits required to permit the Acquired Companies to own, lease and operate their respective Business Assets and conduct their respective parts of the Business, as currently conducted, which such Permits are in full force and effect. Each Acquired Company is in compliance in all material respects with each such Permit held by or issued to it, and no suspension or cancellation of any material Permit is pending, or to the Knowledge of the Company, threatened. No Acquired Company has received any written notice of any material violation or default under any Permit that is unresolved as of the date of this Agreement.
SECTION 4.14    Tangible Property.
(a)    Section 4.14(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of each item of real property that, as of the date of this Agreement, is owned by an Acquired Company (“Owned Real Property”). The applicable Acquired Company has good fee simple title to the Owned Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances. The Owned Real Property is fully licensed, permitted and authorized for the operation of the Business conducted by the Acquired Company thereon, including under all applicable Laws relating to the Business conducted thereon (including, without limitation, all zoning restrictions, land use requirements and private use restrictions). There is public ingress and egress to and from all Owned Real Property and no portion of any improvements on the Owned Real Property encroaches onto neighboring properties and no improvements from neighboring properties encroach onto any portion of the Owned Real Property. To the Knowledge of the Company, no third party has a present or future right to possession of all or any part of the Owned Real Property and no third parties have any rights to drill or explore for, collect, produce, mine, excavate, deliver or transport oil, gas, coal, or other minerals in, on, beneath, across, over, through, from or to any portion of the Owned Real Property.
(b)    There are no pending or, to the Knowledge of the Company, threatened condemnation or eminent domain proceedings affecting all or any part of the Owned Real Property or any levied or pending or, to the Knowledge of the Company, proposed special assessments affecting all or any part of the Owned Real Property.
(c)    Section 4.14(b) of the Company Disclosure Schedule contains a true, correct and complete list of each item of real property that, as of the date of this Agreement, is leased from or to a third party by an Acquired Company (“Leased Real Property”), the name of the third party lessor(s) or lessee(s) thereof, as the case may be, the date of the lease contract relating thereto and all amendments thereof. The applicable Acquired Company has a valid and subsisting leasehold interest in all Leased Real Property leased by it, in each case free and clear of all Encumbrances, other than Permitted Encumbrances. The Company has made available in the Data Room, for each parcel of Leased Real Property, a complete and accurate copy of the applicable lease, together with all amendments and assignments thereto. Neither an Acquired Company, nor to the Knowledge of the Company, any landlord, is in default under any lease related to the Leased Real Property. No Acquired Company has further leased, assigned or otherwise granted to any Person the right to use or occupy any portion of the Leased Real Property.
(d)    With regard to the Owned Real Property located in the United Kingdom plus any Acquired Company as owner or lessee of any of the Owned Real Property located in the United Kingdom: such Owned Real Property is substantially fit for the purpose for which it is presently used and, to the Knowledge of the Company, there is no act or matter that would reasonably be expected to act to limit or prevent the present permitted use of such Owned Real Property.
(e)    The Acquired Companies have valid and subsisting ownership or leasehold interests in all of the material tangible personal assets and properties used or leased for use by such Person in connection with the conduct of the Business, free and clear of all Encumbrances, other than Permitted Encumbrances.
SECTION 4.15    Intellectual Property.
(a)    As used herein, the following terms have the following meanings:

“Company Owned IP” means all Intellectual Property Rights owned (whether exclusively, jointly or otherwise) or purported to be owned by the Acquired Companies, including any Company Proprietary Software.
“Company Proprietary Software” means all Software owned (whether exclusively, jointly or otherwise) or purported to be owned by Acquired Companies.
“Company Licensed Software” means all Software owned by third parties that is used by any Acquired Company and/or offered or provided by Acquired Companies to its customers and/or incorporated in or provided with any products manufactured and/or sold by Acquired Companies (“Products”), excluding Standard Software.
“Company Intellectual Property Rights” means all (i) Company Owned IP and (ii) Intellectual Property Rights owned by third parties that are used by any Acquired Company in the conduct of its Business and/or offered or provided by Acquired Companies to its customers.
(b)    Section 4.15(b) of the Company Disclosure Schedule sets forth as of the date of this Agreement, a true, correct and complete list of all registered Intellectual Property Rights owned by the Acquired Companies, including: (i) for each patent and patent application, the patent number or application serial number and the date filed or issued; (ii) for each registered trademark, trade name or service mark, the application serial number or registration number for each jurisdiction in which it has been registered and the date of registration; (iii) for each registered copyrighted work, the registration number and date of registration; and (iv) for any URL or domain name, any expiration date; and (v) for each registered mask work, the registration number and date of registration ((i) through (v) collectively, the “Registered Intellectual Property”). Section 4.15(b) of the Company Disclosure Schedule accurately identifies and describes, with respect to each item of such Registered Intellectual Property, the country of filing and any action that must be made or taken on or before the date that is 90 days after the Closing in order to maintain each material item of such Registered Intellectual Property in full force and effect.
(c)    All Registered Intellectual Property (i) is subsisting, except if abandoned or canceled in the ordinary course of business, (ii) to the Knowledge of the Company, has not been involved in any interference, reissue, reexamination, opposition or cancellation and (iii) is valid and enforceable.
(d)    Each Acquired Company owns or has a valid right to use or license the Company Intellectual Property Rights and Technology used by it in connection with the conduct of the Business as of the date of this Agreement, and such Company Intellectual Property Rights shall be available for use by the Acquired Companies immediately following the Closing on terms substantially identical to the terms of use immediately prior to the Closing, and the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, or the consummation by the Company of the transactions contemplated by this Agreement will not materially alter or cause a termination of any rights with respect to in-licensed Company Intellectual Property Rights. The Company Intellectual Property Rights constitute all Intellectual Property Rights necessary to conduct the Business in the manner currently conducted by the Acquired Companies.

(e)    To the Knowledge of the Company, neither the Company Owned IP nor the conduct of the Business as currently conducted by the Acquired Companies infringes, misappropriates or otherwise violates the Intellectual Property Rights of any third party. No Acquired Company has received since January 1, 2013, any written notice of (i) any alleged invalidity with respect to any of the Registered Intellectual Property owned by such Acquired Company, or (ii) any alleged infringement of any Intellectual Property Rights of others due to any activity by such Acquired Company in connection with the conduct of the Business.
(f)    No Actions are pending, or, to the Knowledge of the Company, threatened against any Acquired Company, that challenge such Acquired Company’s ownership of the Registered Intellectual Property, and no Actions are pending or, to the Knowledge of the Company, threatened against any Acquired Company that challenge the validity, ownership, use and/or licensing of any Company Owned IP. Since January 1, 2013, no Person has notified any Acquired Company that it is claiming any ownership of or a right to use any Registered Intellectual Property owned by an Acquired Company.
(g)    Each Acquired Company has taken reasonable measures to protect the confidentiality of all material trade secrets that are owned by such Acquired Company and, to the Knowledge of the Company, such trade secrets have not been used, disclosed to or discovered by any Person except pursuant to non-disclosure, license or similar agreements.
(h)    Section 4.15(h) of the Company Disclosure Schedule sets forth, an accurate and complete description of all material Company Proprietary Software and material Company Licensed Software. Company Proprietary Software, and to the Knowledge of the Company, any Company Licensed Software, does not contain any virus, worm, trojan horse, or similar malicious code.
(i)    No Company Proprietary Software included, incorporated or embedded in, linked to, combined or distributed with any Products or licensed to customers is subject to any “copyleft” or other obligation or condition (such as under the GNU Public License, Lesser GNU Public License or Mozilla Public License) that requires, or conditions the use or distribution of such Company Proprietary Software or portion thereof on, (i) the disclosure, licensing, or distribution of any source code for any portion of such Company Proprietary Software, or (ii) the granting to licensees of the right to make derivative works or other modifications to such Company Proprietary Software or portions thereof. The Company and Acquired Companies have not disclosed the source code for any Company Proprietary Software to any Person. No Acquired Company has any obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Company Proprietary Software to any escrow agent or other Person. Neither the execution, delivery, or performance of this Agreement, nor the consummation of any of the transactions contemplated hereby will, with or without notice or the lapse of time, result in, or give any other Person the right or option to cause or declare: (i) the release, disclosure, or delivery of any Company Owned IP by or to any escrow agent or other Person, or (ii) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of Company Owned IP.
(j)    All agents, contractors and employees of the Acquired Companies who have contributed to or participated in the conception and development of Company Owned IP have executed and are legally bound by a nondisclosure agreement and have executed appropriate instruments of assignment in favor of an Acquired Company as assignee that have conveyed to such Acquired Company, to the extent permitted by applicable Law, complete and exclusive ownership of such Person’s contribution to Company Owned IP. No Acquired Company is bound to any Contract for a third party to receive royalty payments based on any Acquired Company’s, or its customers’ license, sale or use of the Products and/or Company Owned IP. Company has not granted to any other Person any exclusive rights in any Company Owned IP.
(k)    Since January 1, 2013, no notices have been received by, and no claims, charges or complaints have been made against any Acquired Company by any Person alleging a violation of any data security or privacy laws or any Acquired Company’s privacy policies (“Data Security Laws”). Since January 1, 2013, to the Knowledge of the Company, there have been no incidents of data security breaches, unauthorized access or use of any of the IT systems, or unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any data or information material to the Business. The Acquired Companies are in compliance with, and since January 1, 2013, have been in compliance with all Data Security Laws and the transactions contemplated by this Agreement will not result in any liabilities in connection with any Data Security Laws.
SECTION 4.16    Certain Contracts.
(a)    Section 4.16(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true, correct and complete list (arranged in accordance with this Section 4.16) of all of the following Contracts to which an Acquired Company is a party or by which the Acquired Companies or any of the Business Assets owned by the Acquired Companies are bound (each, a “Material Contract”):
(i)    all Contracts relating to Debt or under which an Encumbrance has been imposed on the Acquired Companies or the Business (other than Permitted Encumbrances);
(ii)    each lease, rental or occupancy agreement, installment or conditional sale agreement, and other Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real property involving individual annual payments or other Liabilities in excess of $200,000 and which are not terminable by the applicable Acquired Company on less than 90 days’ notice without penalty;
(iii)    each joint venture Contract, partnership agreement, limited liability company agreement or similar agreements or arrangements;
(iv)    each Contract with a customer, vendor or supplier of an Acquired Company (A) that is a Mercury or Eagle Contract and that involves payments to or by an Acquired Company in excess of $750,000 or (B) that is not a Mercury or Eagle Contract and that involves payments to or by an Acquired Company in excess of $250,000 (for all such Contracts other than purchase orders) or $750,000 (for all individual purchase orders);
(v)    each Material Government Contract;

(vi)    each Contract (A) (excluding Contracts with customers of the Acquired Companies) pursuant to which any Person (who is not an Acquired Company) is licensed to use any material Company Owned IP or is authorized to use any material Company Owned IP and, in each case, involves payments to any Acquired Company in excess of $200,000 per annum or (B) that grants or gives any Person (other than an Acquired Company) the right to manufacture products of the Acquired Companies;
(vii)    each Contract to which an Acquired Company is a party and pursuant to which such Acquired Company is authorized to use any Intellectual Property Rights owned by third parties and which involves payments by any Acquired Company in excess of $75,000 per annum, other than Standard Software;
(viii)    each Contract that requires the Company to deal exclusively with any Person or under which the Company grants any Person any exclusive rights;
(ix)    each Contract that limits or purports to limit the ability of the Acquired Companies, Parent or any of its Affiliates to compete with any Person in any line of business or in any geographic area or territory or during any period of time;
(x)    any Contract relating to (A) the acquisition or disposition of any business or Person or all or any substantial portion of the assets of any business, business unit, facility or Person, whether by merger, purchase or sale of stock, purchase or sale of assets or otherwise, under which after the Closing, any of the Acquired Companies will have any remaining obligations, or (B) the sale or disposition of any material assets of any of the Acquired Companies (other than the sale of inventory or obsolete or worn-out assets replaced, in each case, in the ordinary course of business consistent with past practice), in each case, under which any Acquired Company has ongoing obligations or rights as of the date hereof;
(xi)    any Contract containing any capital expenditure obligations after the date of this Agreement in excess of $100,000, individually;
(xii)    any Contract granting any right of first refusal or right of first offer or similar preferential rights or that limits or purports to limit the ability of any of the Acquired Companies to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or business;
(xiii)    any Contract related to any sales representative, design, consulting or similar arrangement or any Contract with any distributors (other than OEMs) who resell Products to end-users, in each case, (A) involving payments by an Acquired Company to a Person located in the United States in excess of $150,000 per annum or (B) involving any Person located outside the United States;
(xiv)    any Contract providing for fixed pricing for the products or services of the Acquired Companies for a period of longer than one year from the Closing Date and involves payments to any Acquired Company in excess of $250,000; and
(xv)    any Contract granting a power of attorney by any of the Acquired Companies.

True, correct and complete copies of each Material Contract have been made available to Parent and its advisors in the Data Room.
(b)    Except for such exceptions as would not have a Material Adverse Effect, as of the date of this Agreement, each Material Contract is in full force and effect and represents a legally valid, binding and enforceable obligation of the Acquired Company which is a party thereto, and to the Knowledge of the Company, each other party thereto, except as such enforceability may be limited by the principles of public policy, and subject to (y) the effect of any applicable Law of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights and relief of debtors generally and (z) the effect of rules of Law and general principles of equity, including rules of Law and general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law), and no party thereto has repudiated any material provision thereof. No Acquired Company, nor to the Knowledge of the Company, any other party to any such Material Contract, is in material breach or violation of, or material default under, any of the Material Contracts to which it is a party. No event has occurred that, with the passage of time or the giving of notice or both, would (i) constitute a material breach or default by any Acquired Company or to the Knowledge of the Company, any other party thereto, or (ii) permit others to terminate, cancel, modify or accelerate any Material Contract.
SECTION 4.17    Employee Benefit Matters.
(a)    Section 4.17(a) of the Company Disclosure Schedule contains a true, correct and complete list of each “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, severance or similar Contract and each other plan or arrangement (written or oral) providing for compensation, bonuses, commission, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits, change of control payments, post-employment or retirement benefits and other time-off benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained or contributed to by an Acquired Company, or under which current or former employees of an Acquired Company benefit and with respect to which such Acquired Company has any current or future obligations (each, a “Company Benefit Plan” and, collectively, the “Company Benefit Plans”); provided, that Section 4.17(a) of the Company Disclosure Schedule shall not list any agreement with any non-U.S. employee providing for payments of less than $150,000 per annum. The Company has made available to Parent and its advisors in the Data Room, copies of (i) each Company Benefit Plan; (ii) the two most recent annual reports (Form 5500) filed with the IRS with respect to each such Company Benefit Plan including schedules and financial statements attached thereto; (iii) each trust agreement or any other material written agreement relating to each such Company Benefit Plan; (iv) the most recent summary plan description for each such Company Benefit Plan for which a summary plan description is required; (v) all Contracts with third party administrators, actuaries, investment managers, consultants, or others related to any Company Benefit Plan; (vi) the most recent determination or opinion letter issued by the IRS with respect to any such Company Benefit Plan intended to be qualified under Section 401(a) of the Code; (vii) any notices provided by any

Governmental Authority, other than in the ordinary course, which relate to any real or threatened audit or communications suggesting noncompliance with respect to applicable Law regarding any Company Benefit Plan in the last two years; and (viii) all compliance reports and testing results prepared or provided in connection with any Company Benefit Plan in the last two years. None of the Acquired Companies or any ERISA Affiliate has any plan or commitment to create any additional Company Benefit Plan or to modify or change any existing Company Benefit Plan.
(b)    Each Company Benefit Plan is, and has since January 1, 2013 been, in compliance in all material respects with applicable Law, including the applicable requirements of ERISA and the Code, and no event has occurred and there exists no condition or set of circumstances in connection with which any Acquired Company or any Company Benefit Plan would be subject to any material liability under the terms of such Company Benefit Plans, ERISA, the Code or any other material applicable Law, other than in the ordinary course. There are no audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened by the IRS or any other Governmental Authority with respect to any Company Benefit Plan (other than routine claims for benefits in the normal course). Since January 1, 2013, each Company Benefit Plan has been operated in compliance with its terms. Each Company Benefit Plan includes provisions that effectively preserve the rights of the Company Benefit Plan Sponsor to amend or terminate the Company Benefit Plan.
(c)    Each Company Benefit Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion letter, if applicable), or has pending or has time remaining in which to file, an application for such determination from the IRS, and to the Knowledge of the Company there is no reason why any such determination letter (or opinion letter, if applicable) should be revoked or not be reissued.
(d)    All contributions required to be made to any Company Benefit Plan, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan have been timely made or paid in full in all material respects or, to the extent not required to be made or paid on or before the date of this Agreement, have been fully reflected in the books and records of the Acquired Companies. Each Company Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company Contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) is unfunded. Each Company Benefit Plan that is an employee welfare benefit plan has been operated in compliance with all terms and conditions of the Affordable Care Act.
(e)    No Company Benefit Plan is, and, no Acquired Company has sponsored, participated in, contributed to or had an obligation to contribute to a Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code. No Company Benefit Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), nor has any Acquired Company at any time within the past six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan.

(f)    There is no control group liability that would be a Liability of the Company or its ERISA Affiliates following the Closing. None of the Acquired Companies has engaged in any transaction described in Section 4069 of ERISA or any transaction that constitutes a withdrawal under Section 4201 et seq. of ERISA.
(g)    Except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA or similar applicable Law, none of the Acquired Companies has any Liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof other than group health coverage through the end of the month in which termination of employment occurs. To the Knowledge of the Company, there has been no communication to the employees of the Acquired Companies that would reasonably be expected or interpreted to promise or guarantee such employees retiree health or life insurance benefits or other retiree death benefits on a permanent or continuing basis. Each Company Benefit Plan that is a “group health plan” within the meaning of Section 5000(b)(1) of the Code is in compliance with the notice and continuation requirements of Section 4980B of the Code, the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder, the portability and nondiscrimination requirements of Sections 701 et seq. of ERISA and Sections 9801 et seq. of the Code, and the privacy and security regulations issued by the U.S. Department of Health and Human Services at 45 C.F.R. Parts 160 and 164.
(h)    Neither the execution and delivery of this Agreement nor the consummation of the transactions described herein will (either alone or together with any other related event, including any termination of employment) entitle any employee, officer, director or consultant of the Acquired Companies to any compensation, severance, termination, change in control or other similar pay or benefits, or accelerate the time of payment or vesting or trigger any payment or funding of compensation or benefits under, or increase the amount payable or trigger any other obligation pursuant to, any Company Benefit Plan, or trigger the forgiveness of indebtedness owed by any employee, officer, director of consultant of the Acquired Companies to any of the Acquired Companies. No amount paid or payable by any of the Acquired Companies in connection with the transactions described herein, as a result thereof, or as a result of such transactions in conjunction with any other events, would be reasonably expected to constitute an “excess parachute payment” within the meaning of Section 280G of the Code, and no Person is entitled to receive any additional payment or benefit (including any tax gross-up or any other payment or benefit) from the Acquired Companies in the event that the excise tax required by Section 4999(a) of the Code is imposed on such Person.
(i)    There are no Actions pending, or to the Knowledge of the Company, threatened (other than claims for benefits in the ordinary course), which have been asserted or instituted against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans which would reasonably be expected to result in any material Liability of the Company.
(j)    Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) that is subject to Section 409A of the Code has been maintained and operated in good faith, material compliance with Section 409A of the Code. No Company Benefit Plan is subject to Section 457A of the Code.

(k)    Each individual who is classified by any of the Acquired Companies as an independent contractor has been properly classified for purposes of participation and benefit accrual under each Company Benefit Plan.
(l)    In relation to the Acquired Companies in the United Kingdom, Section 4.17(l) of the Company Disclosure Schedule sets forth material details on each pension scheme of the Acquired Companies (“Scheme”) relating to current or former employees and directors of each of the Acquired Companies and no such Person’s employment has transferred by operation of Law to any of the Acquired Companies in circumstances where immediately before such transfer that Person had rights under a defined benefit pension scheme. To the Knowledge of the Company, each Acquired Company in the United Kingdom has complied with all applicable Laws relating to stakeholder pensions in Section 1(1) of the Welfare Reform and Pensions Act 1999 and autoenrolment under the Pensions Act 2008 and underlying regulations.
(m)    There are no amounts due in respect of any Scheme that are unpaid other than the current month’s premium. Each benefit (except a refund of contributions) payable under any Scheme on the death of a member of a Scheme or during periods of sickness or disability is as of the date hereof fully insured under a policy effected with an insurance company and all insurance premiums payable have been paid. To the Knowledge of the Company, there is no charge, complaint or Proceeding with respect to any Scheme pending or threatened in writing against any such Scheme. No Scheme is in the process of being wound-up or has been closed to new entrants. The Company has made available to Parent and its advisors in the Data Room true and complete copies and reasonable details of each Scheme (including all amendments thereto) together with full membership details and benefits payable or prospectively payable under each Scheme, other than death benefits, are money purchase benefits as defined for the purposes of s. 181(1) of the Pension Schemes Act 1993.
(n)    For purposes of this Section 4.17, any reference to an Acquired Company shall be deemed to refer also to any entity which is under common control or affiliated with such Acquired Company within the meaning of Section 4001 of ERISA and/or Section 414 of the Code.
SECTION 4.18    Labor Matters. Each Acquired Company is in compliance with applicable Laws regarding employment, employment practices, terms and conditions of employment, employee safety and health, immigration status and wages and hours. No Acquired Company is a party to any works council, collective bargaining or labor agreement with respect to its employees with any labor organization, works council, employee representative, group or association, nor, to the Knowledge of the Company, have there been any material attempts to organize the employees of the Acquired Companies since January 1, 2013. There is not presently, nor has there been within the prior thirty-six (36) months, any labor strike, labor disturbance or work stoppage against the Acquired Companies. Within the past year, no Acquired Company has incurred any liability or obligation under the WARN Act or any other similar state or local law that remains unsatisfied.

SECTION 4.19    Environmental Matters.
(a)    The Acquired Companies are, and have since January 1, 2013 been, in compliance in all material respects with Environmental Law.
(b)    The Acquired Companies have not Released any Hazardous Material at any Owned Real Property or Leased Real Property, and to the Knowledge of the Company no other Person has Released any Hazardous Material at any Owned Real Property, in each case, in a manner or location in violation of or requiring investigation or remedial action pursuant to Environmental Law.
(c)    The Acquired Companies are not subject to any pending or, to the Knowledge of the Company, threatened Actions arising pursuant to Environmental Law or otherwise related to any Hazardous Material.
(d)    The Acquired Companies are not subject to any outstanding Governmental Order with respect to Environmental Law or the Release or presence of any Hazardous Material.
(e)    The Acquired Companies (i) have obtained and are in compliance in all material respects with all Environmental Permits necessary for the operation of the Business as currently conducted; (ii) all such Environmental Permits are valid and not currently subject to any Action; and (iii) have not been notified by any Governmental Authority of any actual or potential material change in the status or terms and conditions of any Environmental Permit.
(f)    To the Knowledge of the Company, the Acquired Companies have not and would not reasonably be expected to incur any material Liability for any Release of Hazardous Material at any real property, including the Owned Real Property, the Leased Real property, third party owned or operated real property and any property formerly owned or leased by the Acquired Companies.
(g)    The Acquired Companies have not retained or assumed, by contract or, to the Knowledge of the Company, by operation of law, any Liability arising pursuant to Environmental Law or related to Hazardous Material.
Notwithstanding any other provision of this Agreement, the representations and warranties made in this Section 4.19 are the sole and exclusive representations and warranties made in this Agreement with respect to environmental matters.
SECTION 4.20    Insurance. Section 4.20 of the Company Disclosure Schedule identifies, as of the date of this Agreement, a true, correct and complete list of all material policies or binders of fire, general liability, aircraft products, errors and omissions, workers’ compensation, vehicular and other material insurance held by or on behalf of the Acquired Companies as of the date hereof (“Business Insurance Policies”), in each case, listing: (a) the name of the insurer, policyholder and each covered insured; and (b) the policy number and period of coverage. The Acquired Companies have been covered during the past three (3) years by insurance in scope and amount customary and reasonable for the conduct of the Business. All of the Business Insurance Policies are in full force and effect, and no Acquired Company is in material breach or material default with respect to any provision contained in any such Business

Insurance Policy, and to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time, would constitute a material breach or material default, or permit termination or modification of such Business Insurance Policy. No Acquired Company has received any written notice of cancellation or non‑renewal of any such Business Insurance Policy. Section 4.20 of the Company Disclosure Schedule also contains a true, correct and complete list as of the date of this Agreement of any and all outstanding bonds (including performance bonds) and other surety arrangements issued or entered into by any of the Acquired Companies.
SECTION 4.21    Government Contracts.
(a)    Since January 1, 2013, (i) no Governmental Authority nor any prime contractor or higher-tier subcontractor under a Government Contract has notified any Acquired Company in writing or, to the Knowledge of the Company, orally of any actual or alleged violation or breach of any statute, regulation, representation, certification, disclosure obligation or contract term that would be reasonably expected to adversely and materially affect the collectability of any receivable of any Acquired Company or the award of Government Contracts in the future; (ii) no Acquired Company has received a written cure notice, show cause notice, stop work order or deficiency notice that relates to any Government Contract; (iii) no Government Contract has been terminated for default or cause and no Acquired Company has been threatened in writing with termination for default or cause that remains unresolved with respect to any Government Contract; (iv) there has not been any material withholding or setoff under any Government Contract; and (v) the execution, delivery or performance of this Agreement will not result in a material violation, breach or default under any current Material Government Contract and will not require novation under FAR Subpart 42.12.
(b)    No Acquired Company is a party to any material outstanding claims or contract disputes relating to the Government Contracts or Government Bids under the Contract Disputes Act or any other applicable Law and no Governmental Authority has asserted, and to the Knowledge of the Company, no Governmental Authority has threatened to assert, a written claim against any Acquired Company for breach of contract or violation of any applicable Law relating to any Government Contract.
(c)    Since January 1, 2011, none of the Acquired Companies nor, to the Knowledge of the Company, any of their respective Principals (as defined in FAR 2.101 and 52.209-5), has been debarred, suspended, or proposed for suspension or debarment, or determined by a Governmental Authority to be nonresponsible or otherwise excluded from participation in the award of any Government Contract. To the Knowledge of the Company, no circumstances exist that would reasonably warrant the institution of suspension or debarment proceedings against any of the Acquired Companies or any of their respective Principals in connection with the performance of any Government Contract or Government Bid.
(d)    Since January 1, 2011, none of the Acquired Companies has received any written notice of any pending or threatened investigation, prosecution or administrative proceeding related to any Government Contract or Government Contract Bid (other than in the ordinary course of business, including such routine audits by the DCAA and the United States Office of Federal Contract Compliance Programs).

(e)    Since January 1, 2011, (i) no Acquired Company has made any disclosure in writing to any Governmental Authority or prime contractor or higher-tier subcontractor related to any suspected or alleged violation of any applicable Law or a contract requirement by such Acquired Company or any of its Principals relating to any Government Contract or Government Bid; nor, to the Knowledge of the Company, is any Acquired Company required to make any such disclosure to a Governmental Authority; and (ii) the Acquired Companies have not conducted or initiated any internal investigations with respect to any alleged material irregularity, misstatement or omission arising under or relating to any Government Contract or Government Contract Bid that would reasonably be expected to require a mandatory disclosure.
(f)    Since January 1, 2011, none of the Acquired Companies have assigned or otherwise conveyed or transferred to any Person, any Government Contracts, or any account receivable relating thereto.
(g)    Since January 1, 2011, each representation and certification made by each of the Acquired Companies in connection with a Government Contract or Government Bid was current, accurate and complete as of its effective date except for such failures to be current, accurate or complete as would not reasonably be expected to be material to such Acquired Company.
SECTION 4.22    Customers and Suppliers.
(a)    Section 4.22(a) of the Company Disclosure Schedule sets forth a true and complete list of the 25 largest customers of the Business, measured by dollar volume of sales for the fiscal year ended December 31, 2015, together with the approximate aggregate dollar volume of sales made to each such customer during such period (collectively, such customers listed in Section 4.22(a) of the Company Disclosure Schedule, the “Major Customers”).
(b)    Section 4.22(b) of the Company Disclosure Schedule sets forth a true and complete list of the 20 largest suppliers of the Business, measured by dollar volume of sales for the fiscal year ended December 31, 2015, together with the approximate aggregate dollar volume of purchases made from each such supplier during such period (collectively, such suppliers listed in Section 4.22(b) of the Company Disclosure Schedule, the “Major Suppliers”).
(c)    No Major Supplier or Major Customer has, since December 31, 2015, canceled or terminated or delivered written notice of cancellation or termination of, or of its intention to cancel or terminate, its business relationship with the Business.
SECTION 4.23    Products.
(a)    Since January 1, 2013, each product manufactured, sold, licensed, or delivered by the Acquired Companies has been in material conformity with all applicable contractual specifications, and to the Knowledge of the Company, none of the Acquired Companies has any Liability for replacement or repair thereof or other damages in connection therewith that is materially inconsistent with the historical ordinary course or practices of the Acquired Companies.
(b)    Since January 1, 2013, all Products sold by the Acquired Companies pursuant to qualification requirements were produced in a manner materially consistent with such qualification requirements except for individual defective products produced in the ordinary course of business. Since January 1, 2013, none of the Acquired Companies have received any notice that any qualifications for its Products have been revoked or terminated as a result of the failure of the Products to meet the specifications required by such qualifications and no such revocation or termination is, to the Knowledge of the Company, threatened or contemplated.
SECTION 4.24    Related Party Transactions. No Related Party (i) has any direct or indirect interest in any material Business Asset, (ii) has any interest in any Contract, commitment, transaction or business dealing involving the Acquired Companies, the Business (excluding, if applicable, Contracts relating to such Related Party’s employment with the Business), or any Business Asset, (iii) is competing with any of the Acquired Companies, or (iv) has any claim or right against any of the Acquired Companies (other than rights to receive compensation for services performed as an officer, director or employee of the Company, as applicable). Section 4.24 of the Company Disclosure Schedule sets forth all Contracts or arrangements between any Acquired Company, on the one hand, and any Affiliates of the Acquired Companies, on the other hand, that will not be terminated effective as of the Closing Date (excluding, if applicable, Contracts relating to such Related Party’s employment with the Business).
SECTION 4.25    Brokers. No broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement and by the Ancillary Agreements based upon any arrangements made by or on behalf of any of the Acquired Companies or any of their respective Affiliates.
SECTION 4.26    No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement (as modified by the Company Disclosure Schedule) and in the Ancillary Agreements, no Acquired Company, nor any other Person makes any other express or implied representation or warranty with respect to the Acquired Companies or the transactions contemplated by this Agreement and the Ancillary Agreements, and the Company disclaims any other representations or warranties, whether made by the Acquired Companies or any of their respective Affiliates, stockholders, officers, directors, employees, agents or representatives. Except for the representations and warranties contained in Article IV hereof (as modified by the Company Disclosure Schedule), the Company hereby disclaims, for itself and each of the Company Subsidiaries, all liability and responsibility for any representation, warranty, statement, or information made, communicated, or furnished (orally or in writing) to Parent or its Affiliates or their respective representatives (including any opinion, information, projection, or advice that may have been or may be provided to Parent by any stockholder, director, officer, employee, affiliate, agent, consultant, advisor or other representative of any of the Acquired Companies or any of their respective Affiliates). The Acquired Companies make no representations or warranties to Parent regarding any projection or forecast regarding future results or activities or the probable success or profitability of any of the Acquired Companies.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:
SECTION 5.1    Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and each of the Ancillary Agreements to which each is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each of the Ancillary Agreements by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective obligations hereunder and thereunder, and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement and the Ancillary Agreements, have been duly authorized by the Board of Directors of each of Parent and Merger Sub and, no other corporate or other action on the part of either Parent or Merger Sub is necessary to authorize the execution and delivery of this Agreement and the Ancillary Agreements by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective obligations hereunder and thereunder, or the consummation by each of Parent and Merger Sub of the transactions contemplated hereby and thereby. This Agreement has been, and upon their execution, each of the Ancillary Agreements to which Parent or Merger Sub is a party will have been, duly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes, and upon their execution, each of the Ancillary Agreements to which Parent or Merger Sub will be a party will constitute, the legally valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by principles of public policy, and subject to (i) the effect of any applicable Law of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights and relief of debtors generally and (ii) the effect of rules of Law and general principles of equity, including rules of Law and general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law).
SECTION 5.2    Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, and has all requisite power and authority to own, operate or lease the properties and assets now owned, operated or leased by it, and to carry on its business as currently conducted. Parent is duly qualified to do business as a foreign corporation, and is in good standing, under the Laws of each jurisdiction in which the character of its properties owned, operated or leased, or the nature of its activities, makes such qualification necessary, except in those jurisdictions where the failure to be so qualified or in good standing, when taken together with all other failures by Parent to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Parent to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement.

SECTION 5.3    Conflicts. The execution and delivery of this Agreement and each Ancillary Agreement to which each of Parent and Merger Sub is or will be a party, the performance by each of Parent and Merger Sub of its obligations hereunder and thereunder, and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby and thereby, do not and will not, (i) conflict with or result in a violation of the organizational documents of Parent or Merger Sub; (ii) assuming all consents, waivers, approvals, authorizations, orders, permits, declarations, filings, registrations and notifications and other actions set forth in Section 5.4 have been obtained or made, conflict with or result in a violation of any Governmental Order or Law applicable to Parent or Merger Sub or their respective assets or properties or (iii) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give rise to any rights of consent termination, amendment, modification, acceleration or cancellation of or loss of any benefit under, or result in the creation of any Encumbrance on any of the assets or properties of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub is a party, or by which any of the assets or properties of Parent or Merger Sub is bound or affected.
SECTION 5.4    Consents, Approvals, Etc. No consent, waiver, approval, authorization, order or permit of, or declaration, filing or registration with, or notification to, any Governmental Authority or other Person is required to be made or obtained by Parent or Merger Sub in connection with the execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective obligations hereunder, or the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement, except (i) the filing of the Certificate of Merger pursuant to the DGCL; (ii) such filings as may be required under the HSR Act; and (iii) where the failure to obtain such consent, approval, authorization or action, or to make such filing or notification would not prevent or materially delay the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement and the Ancillary Agreements.
SECTION 5.5    Litigation and Governmental Orders. As of the date of this Agreement, (i) there are no Actions pending against Parent, Merger Sub or any other Subsidiaries of Parent (“Parent Subsidiaries”), or any of the assets or properties of Parent, Merger Sub or any Parent Subsidiaries, or any of the directors or officers of Parent, Merger Sub or any Parent Subsidiaries in their capacity as directors or officers of Parent, Merger Sub or any Parent Subsidiaries that would have a material adverse effect on the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or consummate the transactions contemplated by this Agreement, and (ii) Parent, Merger Sub and Parent Subsidiaries and their respective assets and properties are not subject to any Governmental Order that would prevent either Parent or Merger Sub from performing its respective obligations under this Agreement or consummating the transactions contemplated by this Agreement.
SECTION 5.6    Sufficient Funds; Solvency. Parent and Merger Sub have and will have at Closing sufficient immediately available funds on hand or available under existing credit facilities (without requiring the prior consent, approval or other discretionary action of any lender or other Person) to fulfill their respective obligations hereunder, including (i) the payment of the amounts due under Article II and (ii) effecting the repayment of all Closing Debt and Unpaid Company Transaction Expenses. Parent is now Solvent, and Parent will be Solvent as of the Closing after the consummation of the Merger and after giving effect to all of the transactions contemplate by this Agreement. For purposes of this Section 5.6, “Solvent” means that, with respect to any Person and as of any date of determination, (i) the amount of the “present fair saleable value” of the assets of such Person, will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, (ii) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its indebtedness as its indebtedness becomes absolute and matured, (iii) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business and (iv) such Person will be able to pay its indebtedness as it matures. For purposes of the foregoing definition only, “indebtedness” means a liability in connection with another Person’s (y) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (z) right to any equitable remedy for breach of performance if such breach gives rise to a right of payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.
SECTION 5.7    No Reliance On Other Representations and Warranties. In making its decision to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement, Parent has relied solely upon the representations and warranties of the Company set forth in Article IV (and acknowledges that such representations and warranties are the only representations and warranties made by the Company) and has not relied upon any other information provided by, for or on behalf of the Acquired Companies, or their respective agents or representatives, to Parent in connection with the transactions contemplated by this Agreement. Parent has entered into the transactions contemplated by this Agreement with the understanding, acknowledgement and agreement that no representations or warranties, express or implied, are made with respect to any projection or forecast regarding future results or activities or the probable success or profitability of any of the Acquired Companies. Parent acknowledges that no current or former stockholder, director, officer, employee, affiliate, agent, consultant, advisor or other representative of any of the Acquired Companies (or any of their respective Affiliates) has made or is making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied.
SECTION 5.8    Brokers. Except for Jefferies LLC (the fees and expenses of which shall be paid in full by Parent), no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement and the Ancillary Agreements based upon any arrangements made by or on behalf of Parent, Merger Sub or any of their respective Affiliates.
ARTICLE VI.
ADDITIONAL AGREEMENTS
SECTION 6.1    Conduct of the Acquired Companies Prior to the Effective Time.
(a)    Unless Parent otherwise consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed) and except as otherwise contemplated by this Agreement or set forth in Section 6.1 of the Company Disclosure Schedule, during the period commencing with the execution and delivery of this Agreement and terminating upon the earlier to occur of the Effective Time and the termination of this Agreement pursuant to and in accordance with Section 8.1 (the “Pre-Closing Period”), the Company shall, and shall cause each Company Subsidiary to (i) conduct the Business in the usual, regular and ordinary course, (ii) use commercially reasonable efforts, subject to the limitations set forth in this Agreement, to keep available the services of the officers and key employees of the Company and the Company Subsidiaries and preserve any commercial relationships with each Major Customer or Major Supplier with whom it does business, and (iii) use commercially reasonable efforts to maintain the assets and properties of the Acquired Companies.
(b)    Except as otherwise contemplated by this Agreement or as set forth in Section 6.1 of the Company Disclosure Schedule, during the Pre-Closing Period, the Company shall not, and shall cause the Company Subsidiaries not to, do or cause to be done any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):
(i)    issue, sell, pledge or dispose of (A) any capital stock (or other equity equivalents) of the Acquired Companies, except upon the exercise of Company Options outstanding on the date of this Agreement, or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any of the Acquired Companies to issue, transfer deliver or sell any of its capital stock (or other equity equivalents);
(ii)    declare, set aside or pay any dividend or make any other distribution or other capital return in respect of any shares of its capital stock (or other equity equivalents), or reclassify, combine, split, subdivide, redeem, purchase or acquire, directly or indirectly, any shares of its capital stock (or other equity equivalents) (except in connection with the repurchase of any Company Capital Stock in accordance with the terms of any employment or consulting agreements existing as of the date of this Agreement between the Company and its employees or consultants) or otherwise make any changes with respect to its capital structure;
(iii)    create any Encumbrance, other than a Permitted Encumbrance, on any of the Business Assets, incur any Debt or make any loans, advances or capital contributions to, or investments in, any other Person (other than in the Acquired Companies or trade credit extensions in the ordinary course of business);
(iv)    sell, assign, transfer, lease, license, exchange or otherwise dispose of, or agree to sell, assign, transfer, lease, license, exchange or otherwise dispose of, any of the Business Assets, except (A) sales of inventory in the ordinary course of business or (B) transactions among the Acquired Companies;
(v)    authorize, propose, or announce an intention to authorize or propose, or enter into agreements with respect to, or consummate or enter into any mergers, consolidations or business combinations, or material acquisitions of assets (other than purchase of inventory in the ordinary course of business), stock or other securities of any Person;

(vi)    materially change any method of financial or Tax accounting, internal accounting controls or financial or Tax accounting practice used by the Company or any Company Subsidiary, other than such changes required by GAAP or Tax Law, as applicable;
(vii)    (i) enter into or amend any employment, deferred compensation, severance or similar agreement, except that any Acquired Company may enter into or amend an employment agreement (whether or not providing for severance) with any non-U.S. employee providing for compensation or severance of less than $150,000 per annum or hire any U.S. employee on terms providing for compensation of less than $150,000 per annum (provided that no employment, deferred compensation, severance or similar agreement is entered into with any such new U.S. employee); (ii) increase compensation payable, or to become payable, by an Acquired Company to any directors, officers or employees of an Acquired Company; or (iii) adopt or enter into any new, or modify, amend or terminate any existing Company Benefit Plans, in each case, other than (y) as required by the terms of any Company Benefit Plan in effect as of the date of this Agreement or any applicable Law or (z) as permitted under clause (i);
(viii)    amend the Company Certificate of Incorporation or Company Bylaws or the certificate of incorporation or bylaws (or equivalent organizational documents) of any of the Company Subsidiaries;
(ix)    enter into any new Contract that would constitute a Material Contract if entered into prior to the date of this Agreement, or modify, amend, renew, cancel, terminate, transfer, assign or waive any rights under any Material Contract; provided, that notwithstanding the foregoing, the Company or any Company Subsidiary may (A) accept new purchase orders in the ordinary course of business consistent with past practice under Contracts to which such Acquired Company is a party as of the date of this Agreement and (B) enter into new Contracts (other than Contracts involving the payment or receipt of any royalty or similar payment) with (i) customers in the ordinary course of business consistent with past practice and that do not involve expected payments in excess of $750,000 for any individual Contract and (ii) vendors or suppliers that do not involve payments by the Company or such Company Subsidiary in excess of $1,000,000 for any individual Contract, in each case, but only if such new Contract under this clause (B) has a term that is less than 12 months or is terminable by the applicable Acquired Company on less than 90 days’ notice without penalty;
(x)    authorize, make any commitment, or increase any prior commitment with respect to, any single capital expenditure that is in excess of $100,000 or capital expenditures that are, in the aggregate, in excess of $500,000;
(xi)    delay or postpone the payment of accounts payable and other Liabilities, accelerate the collection of accounts receivable, materially increase its inventory levels or materially increase any reserve on its balance sheet, in each case, outside the ordinary course of business consistent with past practice;
(xii)    settle, waive or release any Action or claim (or series thereof), other than (A) in the ordinary course of business consistent with past practice and (B) involving solely money damages of less than $100,000;

(xiii)    form or cause to be formed any Subsidiary;
(xiv)    take any action to terminate any current or former occurrence-based insurance policies; or
(xv)    authorize, commit to, or enter into any agreement to take, or cause to be taken, any of the actions set forth in this Section 6.1(b).
SECTION 6.2    No Solicitation. During the Pre-Closing Period, neither the Company nor the Signing Stockholder shall, directly or indirectly, (a) enter into, solicit or initiate any discussions or negotiations with, or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any nonpublic information to any Person, other than Parent and its Affiliates and representatives, concerning a proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal or (b) accept any Acquisition Proposal or enter into any agreement, arrangement or understanding (whether written or oral) providing for the consummation of any transaction contemplated by any Acquisition Proposal or otherwise relating to any Acquisition Proposal. The Company and the Signing Stockholder shall immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal.
SECTION 6.3    Access to Information. Subject to the terms of the Confidentiality Agreement, during the Pre-Closing Period, upon reasonable notice and during normal business hours, the Company shall, and shall cause the officers, employees, auditors and agents of the Acquired Companies to, (i) afford the officers, employees and authorized agents and representatives of Parent reasonable access to the offices, properties, books and records of the Acquired Companies and (ii) furnish to the officers, employees and authorized agents and representatives of Parent such additional financial and operating data and other information regarding the assets, properties, goodwill and business of the Acquired Companies as Parent may from time to time reasonably request in order to assist Parent in fulfilling its obligations under this Agreement and to facilitate the consummation of the transactions contemplated by this Agreement; provided, however, that Parent shall not interfere with any of the business activities or operations of the Acquired Companies, and provided further, however, that there will be no further access for the purpose of conducting an environmental assessment or investigation of any property that is owned, leased or otherwise occupied by an Acquired Company. Notwithstanding the foregoing, the Acquired Companies shall not be required to provide access to or disclose information where access or disclosure would waive the attorney-client privilege of an Acquired Company, in which case the parties will work in good faith to provide access to or disclose such information in a manner that would not waive such attorney-client privilege.
SECTION 6.4    Confidentiality.
(a)    Parent and Merger Sub hereby agree to be bound by and comply with the terms of the Confidentiality Agreement, which are hereby incorporated into this Agreement by reference and shall continue in full force and effect until the Effective Time, such that the information obtained by Parent and Merger Sub, or their respective officers, employees, agents or representatives, during any investigation conducted pursuant to Section 6.3, or in connection with the negotiation and execution of this Agreement or the consummation of the transactions contemplated by this Agreement, or otherwise, shall be governed by the terms of the Confidentiality Agreement.
(b)    From and after the Closing, unless otherwise required by Applicable Law, each Equityholder and the Equityholder Representative will, and will cause their respective Affiliates, agents and other representatives to, treat and hold as confidential all of the Confidential Information, refrain from using any of the Confidential Information except in connection with the transactions contemplated hereunder or as otherwise contemplated hereunder (including in connection with defending or disputing any indemnification claim pursuant to Article IX). If any Equityholder or the Equityholder Representative is requested or legally required to disclose any Confidential Information, such Person will notify the Surviving Corporation promptly of the request or requirement so that the Surviving Corporation or its Affiliates may seek an appropriate protective order or waive compliance with the provisions hereof. If, in the absence of a protective order or the receipt of a waiver hereunder, the Equityholder or the Equityholder Representative is, on the advice of counsel, compelled to disclose any Confidential Information, such Person may disclose the Confidential Information, but such Person shall use reasonable efforts to obtain, at the Surviving Corporation’s or its Affiliate’s request and expense, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Surviving Corporation or its Affiliate designates. As used in this Section 6.4(b), “Confidential Information” means any information concerning the businesses and affairs of the Acquired Companies that is not, as of the Closing, already generally available to the public, but does not include any information that is or becomes generally available to the public after the Closing other than as a result of a disclosure in violation of this provision by any Equityholder, the Equityholder Representative or any of their respective Affiliates, agents and other representatives. Notwithstanding anything to the contrary in this Section 6.4(b), the Signing Stockholder may (and may permit its general partner and any investment fund managed by its general partner to) disclose Confidential Information to any current or prospective limited partner of the Signing Stockholder and to any current or prospective investor in the Signing Stockholder or any investment fund managed by its general partner (each of the foregoing persons, a “Permitted Recipient”) for the purpose of enabling the Signing Stockholder to and its general partner to describe the history of the Signing Stockholder’s investment (and that of its predecessor in interest) in the Acquired Companies; provided however, that any such Permitted Recipient to whom Confidential Information is disclosed shall be subject to customary confidentiality restrictions in favor of the Signing Stockholder or its general partner.
SECTION 6.5    Efforts; Consents; Regulatory and Other Authorizations.
(a)    Each party to this Agreement shall use its reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to promptly consummate and make effective the transactions contemplated by this Agreement; (ii) obtain all authorizations, consents, orders and approvals of, and give all notices to and make all filings with, all Governmental Authorities and other Persons that may be or become necessary for the performance of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement, including those consents set forth in the Company Disclosure Schedule; (iii) lift or rescind any injunction or restraining order or other Governmental Order adversely affecting the ability of the parties to this Agreement to consummate the transactions contemplated by this Agreement; and (iv)fulfill all conditions to such party’s obligations under this Agreement. Each party to this Agreement shall cooperate fully with the other parties to this Agreement in promptly seeking to obtain all such authorizations, consents, orders and approvals, giving such notices, and making such filings; provided, however, notwithstanding the foregoing and except as set forth in Section 6.5(b), none of the Acquired Companies, the Signing Stockholder, the Equityholder Representative or any of their respective Affiliates, agents or representatives will contact, or take any actions to solicit any consents or waivers from, with respect to the transactions contemplated by this Agreement, any parties to Contracts to which any Acquired Company is a party without the prior consent of Parent and, in light of the foregoing, the Acquired Companies, the Signing Stockholder and the Equityholder Representative agree that they will follow the reasonable direction of Parent in seeking any consents or waivers from parties to Contracts to which any Acquired Company is a party; provided further, that the failure to seek or obtain any consent or waiver from any Person for which Parent has failed to give its consent or with respect to which the foregoing parties are subject to Parent’s direction in accordance with the foregoing proviso, and any consequences or Liabilities resulting therefrom, (i)shall have no effect on and shall not be considered for purposes of satisfying the conditions set forth in Section 7.2 and (ii)if such consent or waiver is disclosed on Section 4.6 of the Company Disclosure Schedule, shall not be considered Damages for purposes of Article IX. The parties to this Agreement shall not take any action that is reasonably likely to have the effect of unreasonably delaying, impairing or impeding the receipt of any required authorizations, consents, orders or approvals.
(b)    In furtherance and not in limitation of the terms of Section 6.5(a), to the extent required by applicable Law, each of Parent and the Company shall (i) file, or cause to be filed, a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement within five (5) Business Days of the date of this Agreement (including, in the case of Parent, a request for early termination of the applicable waiting period under the HSR Act), (ii) supply promptly any additional information and documentary material that may be requested by any Governmental Authority (including the Antitrust Division of the United States Department of Justice and the United States Federal Trade Commission) pursuant to the HSR Act, and (iii) (x) cooperate with one another in connection with any filing under applicable antitrust Laws and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement commenced by any Governmental Authority (including any proceeding initiated by a private party), (y) keep the other party reasonably informed of any communication received by such party from, or given by such party to, any Governmental Authority, and (z) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private party, with any other Person, and, to the extent permitted by the applicable Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences. In furtherance and not in limitation of the covenants of the parties contained in Section 6.5(a) and this Section 6.5(b), the parties shall use commercially reasonable efforts to resolve any objections asserted with respect to the transactions contemplated hereby under any antitrust Law with respect thereto. In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging such transactions, and if, by mutual agreement, all parties decide that litigation is in their best interests, each party shall cooperate and use commercially reasonable efforts vigorously to contest and resist any such action or proceeding and to have vacated, lifted, revered, or overturned any order that is in effect and that prohibits, prevents, or restricts consummation of such transactions. Notwithstanding anything in this Agreement to the contrary, in no event will Parent be obligated to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture, to accept any operational restriction, or take any other action that, in the reasonable judgment of Parent could be expected to limit the right of Parent to own or operate all or any portion of its businesses or assets, including the business or assets of the Acquired Companies. None of the Company nor any of its respective Affiliates shall, without Parent’s written consent, in Parent’s sole discretion, discuss or commit to any divestiture transaction or commit to take any action that limits Parent’s freedom of action with respect to, or Parent’s ability to retain any of the businesses, product lines or assets of the Company.
(c)    Within five days following the Closing, the Company shall provide notification and comply with the applicable requirements regarding the transactions contemplated under this Agreement to the United States State Department, Directorate of Defense Trade Control, in connection with the export licenses of DDC, under the International Traffic In Arms Regulations and Guidelines on Mergers and Acquisitions. Parent and Merger Sub shall cooperate with the Company in connection with the foregoing.
(d)    Until the Closing, each party hereto shall promptly notify the other party in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Article VII of this Agreement becoming incapable of being satisfied.
SECTION 6.6    Indemnification; Directors’ and Officers’ Insurance.
(a)    From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, (i) indemnify and hold harmless each present and former director and officer of the Company and each present and former director and officer of each Company Subsidiary (collectively, the “Company Indemnified Parties”), against any liabilities, losses, damages, penalties, fines, costs and expenses (including reasonable attorneys’ fees and expenses) incurred or suffered by any of the Company Indemnified Parties in connection with any Liability or any Action, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Acquired Companies would have been permitted under applicable Law and under the Company Certificate of Incorporation and Company Bylaws, or other equivalent organizational documents of any Company Subsidiary, as the case may be, in each case as in effect on the date of this Agreement, to indemnify such Company Indemnified Parties and (ii) advance expenses as incurred by any Company Indemnified Party in connection with any matters for which such Company Indemnified Party is entitled to indemnification from Parent pursuant to this Section 6.6(a) to the fullest extent permitted under applicable Law or, if greater, under the Company Certificate of Incorporation and Company Bylaws, or other equivalent organizational documents of any Company Subsidiary, as the case may be; provided, however, that the Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately and finally determined by a court of competent jurisdiction and after all rights of appeal have lapsed that such Company Indemnified Party is not entitled to indemnification under applicable Law, the Company Certificate of Incorporation and Company Bylaws, or other equivalent organizational documents of any Company Subsidiary, or pursuant to this Section 6.6(a).
(b)    For a period of six (6) years following the Effective Time, Parent shall maintain, or shall cause the Surviving Corporation for itself to maintain, in effect a directors’ and officers’ liability insurance policy covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy (copies of which have been provided to Parent and its advisors in the Data Room) with coverage in amount and scope at least as favorable as the Company’s existing coverage; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend in the aggregate in excess of two hundred fifty percent (250%) of the annual premium currently paid by the Company for such coverage, and if such premium would at any time exceed two hundred fifty percent (250%) of such amount, then Parent or the Surviving Corporation shall maintain insurance policies which provide the maximum and best coverage available at an annual premium equal to two hundred fifty percent (250%) of such amount; and provided, further, that this Section 6.6(b) shall be deemed to have been satisfied if a prepaid policy or policies (i.e., “tail coverage”) have been obtained by the Company which policy or policies provide such directors and officers with the coverage described in this Section 6.6(b) for an aggregate period of not less than six (6) years with respect to claims arising from facts or events that occurred on or before the Closing Date, including with respect to the transactions contemplated by this Agreement.
(c)    The terms and provisions of this Section 6.6 are intended to be in addition to the rights otherwise available to the Company Indemnified Parties by applicable Law, charter, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, the Company Indemnified Parties and their respective heirs and representatives, each of whom is an intended third party beneficiary under this Section 6.6.
SECTION 6.7    Employee Benefit Matters.
(a)    For purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant under any benefit plan or arrangement (other than a defined benefit plan or equity-based arrangements) of Parent, the Surviving Corporation or any of their respective Subsidiaries, Continuing Employees (as defined below) shall receive service credit for service with the Acquired Companies to the same extent such service credit was granted under the Company Benefit Plans, subject to offsets for previously accrued benefits and provided such credit does not result in a duplication of coverage or benefits. Parent and the Surviving Corporation shall (i) waive all waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any welfare benefit plans that such employees may be eligible to participate in or become eligible to participate in after the Effective Time, other than waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare benefit plan maintained for the Continuing Employees immediately prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time, provided, however, that if such Continuing Employee becomes eligible for such welfare plan in an open-enrollment period no differently than any other employee, such Continuing Employee shall be treated no differently than any other eligible employee of Parent, the Surviving Corporation or any of their respective Subsidiaries.
(b)    Except as set forth in Section 6.7(c), through December 31, 2016, Parent shall provide (or cause the Surviving Corporation or another Affiliate of Parent to provide) to employees of the Surviving Corporation or any other Affiliate of Parent who were Company Employees immediately prior to the Effective Time (“Continuing Employees”) base compensation, bonus opportunities and employee benefits (other than equity-based compensation arrangements) (“Employee Benefits”) which are substantially comparable in the aggregate to the Employee Benefits provided to such Continuing Employees as of the date of this Agreement; provided that, notwithstanding the foregoing, for the Company Employees who were former employees of Maxwell Technologies, Inc., through December 31, 2016, Parent shall provide (or cause the Surviving Corporation or another Affiliate of Parent to provide) to such Continuing Employees a position with Parent or an Affiliate of Parent which (i) does not require the applicable Continuing Employee to relocate such employee’s principal work location beyond 25 miles from such employee’s principal work location immediately prior to the Closing and (ii) provides the applicable Continuing Employee with (a) a base salary (or wage rate, if applicable) and bonus opportunity that are no lower than the base salary (or wage rate, if applicable) and bonus opportunity provided to such Continuing Employee as of April 27, 2016, and (b) health and welfare benefits that are no less favorable, in the aggregate, than those provided to such Continuing Employee as of April 27, 2016. Thereafter, Parent shall cause the Surviving Corporation (or other Affiliate of Parent) to provide Employee Benefits to the Continuing Employees which are comparable in all material respects to those employee benefits generally provided to similarly situated employees of Parent.
(c)    Through December 31, 2016, Parent shall (or cause the Surviving Corporation or another Affiliate of Parent to) assume and honor in accordance with their terms all employment agreements, severance and termination plans and agreements (including change in control provisions) of the Company Employees, except as otherwise agreed in writing between Parent (or an Affiliate of Parent) and the applicable Company Employee. From and after the Closing, Parent shall cause the Surviving Corporation to comply in all respects with the WARN Act and any other applicable Law relating to employee terminations or plant or facilities closings (or other similar event requiring similar notice to employees), including providing any required notices and complying with any required waiting periods.
(d)    The Company and Parent acknowledge and agree that all provisions contained in this Section 6.7 with respect to employees are included for the sole benefit of the respective parties and shall not create any right in any other Person, including any employees, former employees, any participant in any Company Benefit Plan or any beneficiary thereof or any right to continued employment with an Acquired Company, Parent or any Subsidiary of Parent, nor shall require Parent, any Acquired Company or any Subsidiary of Parent to continue or amend any particular benefit plan after the consummation of the transactions contemplated by this Agreement for any employee or former employee of any Acquired Company, and any such plan may be amended or terminated in accordance with its terms and applicable Law. No Continuing Employees shall be considered to be a third party beneficiary of this Agreement in any respect.

(e)    Prior to the Closing, the Company will cause Cliff Lane to resign from all positions he holds as an employee, director or manager of any of the Acquired Companies and to terminate any consulting or other arrangements with the Acquired Companies pursuant to which any Acquired Company pays him any amounts or provides him any benefits.
SECTION 6.8    Provision Respecting Legal Representation. Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates, that Latham & Watkins LLP may serve as counsel to each and any holder of Company Capital Stock and their respective Affiliates (individually and collectively, the “Holder Group”), on the one hand, and the Company, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, Latham & Watkins LLP (or any successor) may serve as counsel to the Holder Group or any director, member, partner, officer, employee or Affiliate of the Holder Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation, and each of the parties hereto hereby consents thereto and waives any conflict of interest arising therefrom, and each of such parties shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation.
SECTION 6.9    Tax Matters.
(a)    Parent shall prepare (or cause to be prepared) in a manner consistent with past practice and file (or cause to be filed) all Tax Returns of the Acquired Companies for all periods or portions thereof ending on or before the Closing Date that are filed after the Closing Date. At least twenty (20) Business Days prior to the filing of any such Tax Return, Parent shall deliver a copy of such Tax Return to the Equityholder Representative for its review and comment and shall make such revisions to such Tax Return as are reasonably requested by the Equityholder Representative to the extent consistent with past practices and not inconsistent with applicable Law.
(b)    Parent shall not, and shall not permit or cause any Acquired Company or any of Parent’s Affiliates to, amend (or cause to be amended) any Tax Return of the Acquired Companies for any Pre-Closing Tax Period without the prior written consent of the Equityholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed.
(c)    Parent, the Acquired Companies and the Equityholder Representative shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Agreement and any Tax Contest. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Contest and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
(d)    If, subsequent to the Closing, Parent or any Acquired Company receives notice of a Tax Contest with respect to any Tax Return for a Pre-Closing Tax Period, then within twenty (20) Business Days after the receipt of such notice, Parent shall notify the Equityholder

Representative of such notice so long as the Indemnity Escrow Fund may be subject to any potential indemnification claim by an Indemnitee under this Agreement; provided, however, that the failure to promptly notify the Equityholder Representative hereunder shall not relieve the Equityholders from any liability they may have to the Indemnitee under Section 9.2 except to the extent the Equityholders are actually prejudiced by such failure. Subject to Section 2.9(e), Parent shall have sole control of the conduct and resolution of such Tax Contest, including any settlement or compromise thereof; provided, however, that so long as the Indemnity Escrow Fund may be subject to any potential indemnification claim by an Indemnitee under this Agreement, the Equityholder Representative shall, at its own expense, have the right to participate in any such Tax Contest, and provided further that Parent shall not effect any settlement or compromise of such Tax Contest without obtaining the Equityholder Representative’s prior written consent thereto, which consent shall not be unreasonably withheld, conditioned or delayed. In the event of any conflict or overlap between the provisions of this Section 6.9(d) and Section 9.6, the provisions of this Section 6.9(d) shall control.
(e)    All Transfer Taxes, if any, arising out of or in connection with the transactions contemplated by this Agreement shall be borne by Parent.
SECTION 6.10    280G. Prior to the Closing, the Company shall, with respect to any payments and/or benefits that are reasonably likely to, separately or in the aggregate, without regard to the measures described herein, constitute “parachute payments” within the meaning of Section 280G(b)(2) of the Code and the applicable rulings and final regulations thereunder (“Section 280G Payments”), conduct a stockholder vote satisfying the requirements of Section 280G(b)(5) of the Code, including exerting its reasonable efforts to obtain waivers from any affected individual. The Company shall forward to Parent at least two Business Days prior to any submission in connection with such vote or waiver, copies of all material documents prepared by the Company in connection with this Section 6.10.
SECTION 6.11    Non-Solicitation.
(a)    Behrman Capital PEP L.P. hereby agrees, on behalf of itself and any investment vehicle formed, organized, controlled, managed, sponsored or otherwise operated by Behrman Brothers Management Corp. (collectively, and together with Behrman Capital PEP L.P., the “Restricted Parties”), that for a period of two years from the Closing Date, except as expressly permitted by Parent or its successors or assigns in advance in writing, no Restricted Party will directly, nor will any Restricted Party direct or cause any of its current or future Subsidiaries to, directly or indirectly, solicit any employee of the Acquired Companies as of the Closing Date (the “Covered Persons”) to leave the employ of Parent or any of its Affiliates or hire any Covered Person, or attempt to hire any Covered Person in any capacity; provided, that, the foregoing shall not prohibit (i) a general solicitation to the public by general advertising or similar methods of solicitation (including by search firms) not specifically directed at the Covered Persons or hiring any Covered Person who responds to such general solicitation, or (ii) soliciting or hiring any Covered Person who has left the employ of Parent or any of its Affiliates at least 90 days prior to such solicitation or hiring.
(b)    Behrman Capital PEP L.P. hereby agrees, on behalf of itself, the Restricted Parties and any portfolio company in which any Restricted Party holds a majority equity interest,

that for a period of two years from the Closing Date, except as expressly permitted by Parent or its successors or assigns in advance in writing, no portfolio company in which any Restricted Party holds a majority equity interest will, nor will any such portfolio company permit any of its current or future Subsidiaries to, directly or indirectly, solicit any Person listed on Section 6.11 of the Company Disclosure Schedule to leave the employ of Parent or any of its Affiliates or hire any such Person, or attempt to hire any such Person in any capacity; provided, that, the foregoing shall not prohibit (i) a general solicitation to the public by general advertising or similar methods of solicitation (including by search firms) not specifically directed at the Covered Persons or hiring any Covered Person who responds to such general solicitation, or (ii) soliciting or hiring any Covered Person who has left the employ of Parent or any of its Affiliates at least 90 days prior to such solicitation or hiring.
(c)    If it is judicially determined that any Restricted Party or any of their respective Subsidiaries has violated any of such Restricted Party’s or such Subsidiary’s obligations under this Section 6.11, then the period of the covenants contained herein automatically will be extended by a period of time equal in length to the period during which such violation(s) occurred. The Restricted Parties acknowledge and agree that Parent’s remedies at law for any breach of any of the Restricted Parties’ or any of their respective Subsidiaries’ obligations under this Section 6.11 would be inadequate, and agree and consent that, in addition to any other relief available to Parent at law or in equity, temporary and permanent injunctive relief may be granted in a proceeding brought to enforce any provision hereof without the necessity of proof of actual damage or the posting of a bond or other security. The foregoing will not in any way relieve Parent of the burden of proving that a breach by a Restricted Party or any of their respective Subsidiaries of their respective obligations under this Section 6.11 occurred. If a court of competent jurisdiction finds the time limits or geographic provisions hereof to be so burdensome as to be unenforceable, then the time and/or geographic limitations will be reduced to such extent as is necessary to enable the court to enforce the intention of the restrictive covenants contained herein.
SECTION 6.12    Release. Except for the rights of the Signing Stockholder and the obligations of Parent, Merger Sub and the Surviving Corporation arising under this Agreement or the Ancillary Agreements, the Signing Stockholder, on its own behalf and on behalf of its affiliated investment funds, successors and assigns, does hereby irrevocably, unconditionally, voluntarily, knowingly, fully, finally and completely forever release and discharge each Acquired Company and its present and former directors, officers, employees, advisors, successors, assigns and other representatives, individually and collectively (the “Released Parties”), from, against and with respect to any and all Actions, accounts, causes of action, covenants, Contracts, Liabilities, defenses, duties, executions, fees, injuries, interest, judgments, penalties, promises, reimbursements, remedies, suits, sums of money, and torts, of whatever kind or character, whether in law, equity or otherwise, direct or indirect, fixed or contingent, foreseeable or unforeseeable, liquidated or unliquidated, known or unknown, matured or unmatured, absolute or contingent, determined or determinable, that the Signing Stockholder or its affiliated investment funds, successors or assigns ever had or now has, or may hereafter have or acquire, against the Released Parties that arise out of or in any way relate, directly or indirectly, to any matter, cause or thing, act or failure to act whatsoever occurring at any time on or prior to the Closing Date, including the Signing Stockholder’s ownership of the Company

Capital Stock or the ownership, operation, business, affairs, management, prospects or financial condition of the Acquired Companies.
ARTICLE VII.
CONDITIONS TO CLOSING
SECTION 7.1    Conditions to Obligations of Each Party. The respective obligations of Parent and Merger Sub, on the one hand, and the Company, on the other hand, to consummate the Merger and the other transactions contemplated by this Agreement, shall be subject to the satisfaction, fulfillment or written waiver by Parent and the Company, at or prior to the Closing, of each of the following conditions:
(a)    No Governmental Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect, and there shall be no statute, rule or regulation deemed applicable to the Merger, that makes consummation of the Merger or any of the other transactions contemplated by this Agreement illegal or otherwise restrains or prohibits the consummation of the Merger or any of the other material transactions contemplated by this Agreement.
(b)    Litigation. No Governmental Authority shall have commenced any Action that challenges or seeks to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement.
(c)    HSR Act. The waiting period under the HSR Act, if applicable, shall have expired or been terminated, and any applicable waiting period under any laws analogous to the HSR Act existing in foreign jurisdictions applicable to the Merger shall have expired or been terminated.
(d)    Governmental Approvals. Those filings with, notices to, and consents and approvals of, Governmental Authorities set forth on Schedule 7.1(d) shall have been made or shall have been obtained, as the case may be.
(e)    Stockholder Approval. This Agreement shall have been adopted by the Required Company Stockholder Vote.
SECTION 7.2    Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction, fulfillment or written waiver by Parent, at or prior to the Closing, of each of the following conditions:
(a)    Representations and Warranties. The representations and warranties of the Company set forth in Article IV shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made as of the Closing Date (except that representations and warranties which address matters only as of a particular date need only be true and correct as of such date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation or qualification as to “materiality,” “Material Adverse Effect” or similar words) has not had, individually or in the aggregate, a Material Adverse Effect.

(b)    Covenants. The covenants and agreements set forth in this Agreement to be performed or complied with by the Company at or prior to the Closing shall have been performed or complied with in all material respects.
(c)    No Material Adverse Effect. Since the date of this Agreement, there shall not have been a Material Adverse Effect.
(d)    Officer Certificate. Parent shall have received a certificate executed on behalf of the Company by an officer of the Company, dated as of the Closing Date, certifying as to the matters set forth in Sections 7.2(a), 7.2(b) and 7.2(c).
(e)     Third-Party Notices and Consents. Those notices, consents and approvals set forth on Schedule 7.2(e) shall have been made or obtained.
(f)    Escrow Agreement. Parent shall have received a counterpart to the Escrow Agreement, duly executed by the Equityholder Representative and the Escrow Agent.
(g)    Letters of Transmittal and Acknowledgement Agreements. The Surviving Corporation shall have received a duly executed Letter of Transmittal and a duly executed Acknowledgement and Agreement, in the form attached hereto as Exhibit E, from each Stockholder listed on Schedule 7.2(g).
SECTION 7.3    Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction, fulfillment or written waiver by the Company, at or prior to the Closing, of each of the following conditions:
(a)    Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in Article V shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made as of the Closing Date (except that representations and warranties which address matters only as of a particular date need only be true and correct as of such date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation or qualification as to “materiality,” “Material Adverse Effect” or similar words) has not had, individually or in the aggregate, a material adverse effect on the ability of Parent or Merger Sub to consummate the transactions contemplated hereby.
(b)    Covenants. The covenants and agreements set forth in this Agreement to be performed or complied with by Parent or Merger Sub at or prior to the Effective Time shall have been performed or complied with in all material respects.
(c)    Officer Certificate. The Company shall have received a certificate executed on behalf of Parent and the Merger Sub by an officer of each of Parent and Merger Sub, dated as of the Closing Date, certifying as to the matters set forth in Section 7.3(a) and Section 7.3(b).
(d)    Escrow Agreement. The Company shall have received a counterpart to the Escrow Agreement, duly executed by Parent and the Escrow Agent.

ARTICLE VIII.
TERMINATION, AMENDMENT AND WAIVER
SECTION 8.1    Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    by the mutual written consent of Parent, Merger Sub and the Company;
(b)    by either the Company, on the one hand, or Parent and Merger Sub, on the other hand, by written notice to the other party if any Governmental Authority with jurisdiction over such matters shall have enacted, issued, promulgated, enforced or entered a Governmental Order permanently restraining, enjoining or otherwise prohibiting the Merger or any of the other transactions contemplated by this Agreement, and such Governmental Order shall have become final and unappealable; provided, however, that the terms of this Section 8.1(b) shall not be available to any party unless such party shall have complied in all material respect with its obligations under Section 6.5;
(c)    by the Equityholder Representative, if any of the representations or warranties of Parent set forth in this Agreement shall not be true and correct or if Parent has failed to perform any covenant or agreement on the part of Parent set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 7.3(a) or 7.3(b) would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, are not cured within twenty (20) days after written notice thereof is delivered to Parent; provided that none of the Equityholder Representative, any Acquired Company or the Signing Stockholder is then in breach of this Agreement so as to cause the condition to Closing set forth in Section 7.2(a) or 7.2(b) from being satisfied;
(d)    by Parent, if any of the representations or warranties of the Company set forth in this Agreement shall not be true and correct or if the Company or the Signing Stockholder has failed to perform any covenant or agreement on the part of such Person set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 7.2(a) or 7.2(b) would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, are not cured within twenty (20) days after written notice thereof is delivered to such Person; provided that Parent is not then in breach of this Agreement so as to cause the condition to Closing set forth in Section 7.3(a) or 7.3(b) from being satisfied;
(e)    by Parent, if the Company has failed to obtain the Required Company Stockholder Vote and deliver evidence of the same to Parent on the date hereof following the execution of this Agreement; or
(f)    by either the Company, on the one hand, or Parent and Merger Sub, on the other hand, by written notice to the other party if the Merger shall not have been consummated on or before August 6, 2016, unless the failure to consummate the Merger on or prior to such date is the result of the failure by the party seeking to terminate the Agreement pursuant to the terms of this Section 8.1(c) to perform or comply in any material respect with any covenant or agreement of such party under this Agreement.
SECTION 8.2    Effect of Termination. In the event of termination of this Agreement and the abandonment of the Merger and the other transactions contemplated hereby pursuant to and in accordance with Section 8.1, this Agreement shall become void and of no further force or effect whatsoever and there shall be no liability on the part of any party to this Agreement; provided, however, that notwithstanding the foregoing, nothing contained in this Agreement shall relieve any party to this Agreement from any liability resulting from or arising out of any intentional, material breach of any agreement or covenant hereunder; and provided further, that notwithstanding the foregoing, the terms of Section 6.4, this Section 8.2 and Article IX shall remain in full force and effect and shall survive any termination of this Agreement, whether in accordance with Section 8.1 or otherwise.
ARTICLE IX.
INDEMNIFICATION
SECTION 9.1    Survival of Representations, Etc. The representations and warranties made by the Company in Article IV shall survive the Closing and expire on the 15-month anniversary of the Closing Date (the “Expiration Date”). All covenants and agreements of the parties hereto shall survive the Closing in accordance with their terms. Notwithstanding the foregoing, if at any time prior to the Expiration Date, Parent (acting in good faith) delivers to the Equityholder Representative a written notice alleging the existence of an inaccuracy in or a breach of any of the representations or warranties made by the Company in Article IV setting forth in reasonable detail the basis for Parent’s belief that such an inaccuracy or breach may exist and asserting a claim for recovery under Section 9.2(a) based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the Expiration Date until such time as such claim is fully and finally resolved.
SECTION 9.2    Indemnification.
(a)    From and after the Effective Time, the Equityholders, severally and not joint (other than with respect to claims against the Indemnity Escrow Fund in accordance with Section 9.3(d)) shall indemnify, hold harmless, compensate and reimburse each of Parent, Merger Sub, the Surviving Corporation and their respective officers, directors, employees, agents, representatives and Affiliates (the “Indemnitees”) from and against or for any Damages which are suffered or incurred by any of the Indemnitees and which result from or arise out of: (i) any inaccuracy in or breach of any representation or warranty of the Company as of the date of this Agreement, without giving effect to any qualifiers based on Material Adverse Effect, materiality or variations thereof contained in the representation or warranty at issue; (ii) any inaccuracy in or breach of any representation or warranty of the Company as if such representation and warranty had been made on and as of the Closing Date (except for such representations and warranties that address matters only as of a particular time, which need only be accurate as of such time), without giving effect to any qualifiers based on Material Adverse Effect, materiality or variations thereof contained in the representation or warranty at issue; (iii) any inaccuracy in or breach of any representation or warranty contained in any Letter of Transmittal delivered by any stockholder, without giving effect to any qualifiers based on Material Adverse Effect, materiality or variations thereof contained in the representation or warranty at issue; (iv) any breach of any covenant or obligation of the Company, the Equityholder Representative or the Signing Stockholder set forth in this Agreement; (v) any TTB Reduction; or (vi) the exercise of dissenters’ rights or rights of appraisal by any holder or former holder of Company Capital Stock (net of the Merger Consideration otherwise payable to such holder pursuant to Section 2.6(b)).
(b)    Notwithstanding anything to the contrary herein, the Equityholders shall not be liable for any Taxes of, imposed on, or imposed with respect to any of the Acquired Companies for a Post-Closing Tax Period.
(c)    The representations and warranties in this Agreement and the other Ancillary Agreements and the Equityholders’ indemnification obligations pursuant to this Agreement shall not be affected by any investigation or performance of due diligence for or on behalf of Parent or its Affiliates, directors, officers, employees, agents, advisors or representatives, or the knowledge of Parent or its Affiliates, directors, officers, employees, agents, advisors or representatives. The Equityholder Representative and Equityholders shall not assert in response to any claim for indemnification submitted by any Indemnitee that Parent or any of its Affiliates, directors, officers, employees, agents, advisors or representatives was negligent in conducting its due diligence or failed to conduct its due diligence properly or adequately, and the Equityholder Representative and each Equityholder hereby expressly waives as a defense, counterclaim or otherwise any such claim or any claim that any investigation or performance of due diligence limits any party’s indemnification obligations in this Agreement.
SECTION 9.3        Limitations
(a)    The Equityholders shall not be required to make any indemnification payment pursuant to Section 9.2(a)(i) or Section 9.2(a)(ii) for any inaccuracy in or breach of any of the representations and warranties of the Company in this Agreement until such time as the total amount of all Damages (including the Damages arising from such inaccuracy or breach and all other Damages arising from any other inaccuracies in or breaches of any representations or warranties) that have been directly or indirectly suffered or incurred by any one or more of the Indemnitees, or to which any one or more of the Indemnitees has or have otherwise become subject, exceeds an amount equal to $3,000,000 (the “Deductible”) in the aggregate (it being understood and agreed that if the total amount of such Damages exceeds the Deductible, then the Indemnitees shall be entitled to be indemnified against and compensated and reimbursed only for such Damages that are in excess of the Deductible); provided, however, that any claim for indemnification by an Indemnitee based on fraud or intentional misrepresentation or arising out of any inaccuracy in or breach of any representation or warranty in Sections 4.1 (Authority), 4.2 (Organization), 4.3 (Company Capital Stock), 4.4 (Company Subsidiaries), 4.10 (Tax Matters) or 4.25 (Brokers) shall not be subject to the Deductible.
(b)    The maximum liability of the Equityholders under Section 9.2(a) shall be equal to the Indemnity Escrow Fund; provided, however, that any claim under Section 9.2(a)(v) or any claim for indemnification by an Indemnitee based on fraud or intentional misrepresentation shall not be subject to such cap on maximum liability.

(c)    The amount of any recovery by an Indemnitee for any Damages pursuant to this Article IX shall be reduced by (i) any Tax Benefit (as defined below) actually realized by such Indemnitee (or any of its Affiliates) in connection with such Damages or any of the circumstances giving rise thereto during the Tax year in which such Damages arose, and (ii) any insurance proceeds, indemnification payments, contribution payments, reimbursements or other recoveries received (net of actual out-of-pocket costs of enforcement, deductibles and retro-premium adjustments) by such Indemnitee (or any of its Affiliates) in connection with such Damages. Each Indemnitee and its Affiliates shall use commercially reasonable efforts to obtain any indemnification payments, to the extent applicable, available to such Person under the Mercury Acquisition Agreement and the Eagle Acquisition Agreement prior to pursuing a claim under this Section 9.2 for indemnification from the Indemnity Escrow Fund or the Equityholders hereunder; provided, however, the Indemnitees and their respective Affiliates shall be permitted to make a claim for indemnification under this Section 9.2 prior to seeking recovery under the Mercury Acquisition Agreement and the Eagle Acquisition Agreement. If an Indemnitee (or any of its Affiliates) realizes a Tax Benefit on account of such Damages or receives any insurance proceeds, indemnification payments, contribution payments, or reimbursements or other recoveries after an indemnification payment has been made to it, such Indemnitee or its Affiliates, as the case may be, shall promptly pay (up to the aggregate amount of indemnification payments previously made to such Indemnitee or its Affiliates hereunder) to the Equityholder Representative the amount of such Tax Benefit or such insurance proceeds, indemnification payments, contribution payments, or reimbursements or other recoveries at such time or times as and to the extent that such Tax Benefit is realized or such insurance proceeds, indemnification payments, contribution payments, or reimbursements or other recoveries are received by such Indemnitee or its Affiliates, to the extent not previously offset against Damages paid from the Indemnity Escrow Fund. For purposes hereof, “Tax Benefit” shall be deemed to have been actually realized if, and to the extent, the hypothetical Tax liability, if any, of the Indemnitee (or any of its Affiliates) for any taxable year, calculated without taking into account any Tax items attributable to the Damages (and, for the avoidance of doubt, without taking into account any net operating loss carryforwards attributable to Damages incurred in any prior taxable year), exceeds the actual Tax liability, if any, of the Indemnitee (or any of its Affiliates) for such taxable year, calculated by taking into account any Tax items attributable to such Damages (including, for the avoidance of doubt, any net operating loss carryforwards attributable to Damages incurred in any prior taxable year (determined by treating such Damages as the last item claimed in any prior taxable year)).
(d)    Absent fraud or intentional misrepresentation by any party hereto, (i) the indemnification provisions contained in this Article IX shall be the sole and exclusive remedy following the Effective Time as to all Damages any Indemnitee may incur arising from or relating to this Agreement, the Merger or the transactions contemplated hereby, (ii) with respect to any indemnification claims pursuant to Sections 9.2(a)(i), 9.2(a)(ii) and 9.2(a)(iv), making a claim for distribution from the Indemnity Escrow Fund shall be the sole and exclusive remedy available to any Indemnitee for any Damages arising under the indemnification provisions set forth in Sections 9.2(a)(i), 9.2(a)(ii) and 9.2(a)(iv), (iii) any indemnification claims pursuant to Section 9.2(a)(iii) may be satisfied first by making a claim for distribution from the Indemnity Escrow Fund, which distribution shall be limited to the applicable stockholder’s Applicable Percentage of the Indemnity Escrow Fund, and thereafter, from the applicable stockholder (it being understood that nothing in this Section 9.3(d) or elsewhere in this Agreement shall affect any rights arising out of claims Parent or the Surviving Corporation may have under the Letters of Transmittal delivered pursuant to Section 3.1), and (iv) any indemnification claims pursuant to Section 9.2(a)(v) or 9.2(vi) shall be satisfied first by making a claim for distribution from the Indemnity Escrow Fund and thereafter, from the Equityholders, severally but not jointly and in accordance with their respective Applicable Percentages, in accordance with the terms of Section 9.4 or 9.6. Notwithstanding anything to the contrary in this Agreement, (y) no Equityholder shall be liable for any other stockholder’s inaccuracy in or breach of any representation or warranty contained in such other stockholder’s Letter of Transmittal and no portion of the Indemnity Escrow Fund can satisfy any claim related thereto other than the particular stockholder’s Applicable Percentage, and (z) to the extent a claim is made for distribution from the Indemnity Escrow Fund pursuant to Section 9.2(a)(iii) with respect to a particular stockholder, the amount of such claim shall reduce the aggregate amount attributable to such stockholder to satisfy any other indemnification claims pursuant to Section 9.2(a).
SECTION 9.4    Claims and Procedures.
(a)    If at any time prior to the Expiration Date Parent determines in good faith that any Indemnitee has a claim for indemnification pursuant to this Article IX, Parent may deliver to the Equityholder Representative a certificate signed by any officer of Parent (any certificate delivered in accordance with the provisions of this Section 9.4(a) an “Officer’s Claim Certificate”):
(i)    stating that an Indemnitee has a claim for indemnification pursuant to this Article IX;
(ii)    to the extent reasonably feasible at the time, containing a good faith non-binding, preliminary estimate of the amount to which such Indemnitee claims to be entitled to receive, which shall be the amount of Damages such Indemnitee claims to have so incurred or suffered or would reasonably be expected to incur or suffer; and
(iii)    specifying in reasonable detail (based upon the information then possessed by Parent or the material facts then known to the Indemnitee giving rise to such claim) the basis for such claim.
No delay in providing such Officer’s Claim Certificate prior to the Expiration Date shall affect an Indemnitee’s rights hereunder, except to the extent the Equityholders are actually prejudiced thereby.
(b)    At the time of delivery of any Officer’s Claim Certificate to the Equityholder Representative, a duplicate copy of such Officer’s Claim Certificate shall be delivered to the Escrow Agent by or on behalf of Parent (on behalf of itself or any other Indemnitee).
(c)    If the Equityholder Representative in good faith objects to any claim made by Parent in any Officer’s Claim Certificate, then the Equityholder Representative shall deliver a written notice (a “Claim Dispute Notice”) to Parent during the 30-day period commencing upon receipt by the Equityholder Representative of the Officer’s Claim Certificate. The Claim Dispute Notice shall set forth in reasonable detail the principal basis for the dispute of any claim made by Parent in the Officer’s Claim Certificate. If the Equityholder Representative does not deliver a Claim Dispute Notice to Parent prior to the expiration of such 30-day period or if the applicable Claim Dispute Notice does not dispute one or more portions of the Officer’s Claim Certificate, then (i) each claim for indemnification set forth in such Officer’s Claim Certificate that is not disputed in the applicable Claim Dispute Notice shall be deemed to have been conclusively determined in Parent’s favor for purposes of this Article IX on the terms set forth in the Officer’s Claim Certificate and (ii) if cash remains in the Indemnity Escrow Fund, then Parent may direct (and if necessary, Equityholder Representative shall also direct) the Escrow Agent to deliver cash from the Indemnity Escrow Fund to Parent in accordance with this Section 9.4 for each claim or the undisputed portion thereof; provided that no such partial release by the Escrow Agent shall terminate or otherwise prejudice Indemnitee’s rights with respect to amounts claimed which are in excess of the amounts so released.
(d)    If the Equityholder Representative delivers a Claim Dispute Notice, then Parent and the Equityholder Representative shall attempt in good faith to resolve any such objections raised by the Equityholder Representative in such Claim Dispute Notice. If Parent and the Equityholder Representative agree to a resolution of such objection, then a memorandum setting forth the matters conclusively determined by Parent and the Equityholder Representative shall be prepared and signed by both parties and, if cash remains in the Indemnity Escrow Fund, promptly delivered to the Escrow Agent directing the Escrow Agent to distribute cash from the Indemnity Escrow Fund in accordance with the terms of such memorandum.
(e)    If no such resolution can be reached during the 30-day period following Parent’s receipt of a given Claim Dispute Notice, then upon the expiration of such 30-day period, either Parent or the Equityholder Representative may bring suit to resolve the objection in accordance with Sections 10.13 and 10.14. Upon the rendering of a final, non-appealable judgment by a court of competent jurisdiction over the parties as to the validity and amount of any claim in such Officer’s Claim Certificate, Parent and the Equityholder Representative shall promptly direct the Escrow Agent to act in accordance with such decision and distribute cash from the Indemnity Escrow Fund in accordance therewith. Judgment upon any award rendered by such court may be entered in any court having jurisdiction and will be binding and conclusive upon Parent, the Equityholder Representative and the Equityholders.
(f)    Notwithstanding anything to the contrary in this Agreement, if Parent delivers an Officer’s Claim Certificate in respect of a claim against an individual stockholder pursuant to Section 9.2(a)(iii), then the amount of such claim that is equal to or less than such stockholder’s Applicable Percentage (as such amount may be reduced pursuant to Section 9.3(d)) shall remain in the Indemnity Escrow Fund at and after the Expiration Date until the disposition of such amount is finally determined in accordance with the terms of the Escrow Agreement. The Equityholder Representative shall not act for or on behalf of any stockholder in connection with any claim against a stockholder pursuant to Section 9.2(a)(iii) hereunder.
SECTION 9.5    No Contribution. Except for the rights granted to Company Indemnified Parties under Section 6.6, no Equityholder shall have, or be entitled to exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against the Surviving Corporation in connection with any indemnification obligation or any other liability to which he may become subject under or in connection with this Agreement.

SECTION 9.6    Defense of Third-Party Claims.
(a)    Promptly after the receipt by any Indemnitee of a notice of any actual or possible claim, demand, suit, action, arbitration, investigation, inquiry or proceeding that has been or may be brought or asserted by a third party against such Indemnitee and that may be subject to indemnification hereunder (a “Third-Party Claim”), such Indemnitee shall give written notice describing such Third-Party Claim to the Equityholder Representative, stating in reasonable detail the nature and basis of each claim made in the Third Party Claim and the amount thereof, to the extent known, along with copies of the relevant documents received by the Indemnitee from the applicable third party or its representatives evidencing the Third-Party Claim and the basis for indemnification sought. Failure of the Indemnitee to give such notice shall not relieve the Equityholder Representative from liability on account of this indemnification, except to the extent the Equityholders are materially prejudiced thereby. Thereafter, if reasonably requested by the Equityholder Representative, the Indemnitee shall deliver to the Equityholder Representative, promptly after the Indemnitee’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnitee from the third party claimant or its representatives relating to the Third-Party Claim.
(b)    The Equityholder Representative shall have the right at its sole cost and expense to assume the defense of the Indemnitee against the Third-Party Claim upon written notice to the Indemnitee delivered within 30 days after receipt of the particular written notice from the Indemnitee which such notice shall include the Equityholder Representative’s acknowledgment that any Damages incurred by the Indemnitee in connection with such Third-Party Claim shall constitute Damages for which the Indemnitee is entitled to indemnification hereunder (subject to the limitations set forth in this Article IX); provided, however, that the Equityholder Representative shall not have the right to assume or continue the defense of the Third-Party Claim if (i) outside counsel advises the Indemnitee that there are conflicts of interest between the Indemnitee and the Equityholder Representative with respect to the Third-Party Claim that cannot be waived, (ii) the Equityholder Representative has failed or is failing to actively and diligently prosecute or defend such claim, (iii) the Third Party Claim involves damages other than only money damages (except where an injunction or other equitable relief is merely incidental to a primary claim or claims for money damages), or if adversely determined, would reasonably be expected to have a material adverse effect on Parent, Indemnitee or the Surviving Corporation’s businesses and operations, or (iv) the Third-Party Claim has or would reasonably be expected to result in Damages greater than the remaining cash in the Indemnity Escrow Fund.
(c)    So long as the Equityholder Representative has assumed the defense of the Third-Party Claim in accordance herewith and notified the Indemnitee in writing thereof, the Indemnitee may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third-Party Claim; provided, that the Equityholder Representative shall pay all reasonable costs and expenses of co-counsel for the Indemnitee (y) if outside counsel advises the Indemnitee that there are conflicts of interest between the Indemnitee and the Equityholder Representative with respect to the Third-Party Claim that cannot be waived or (z) during the period after such time as the Indemnitee has notified the Equityholder Representative of such Third-Party Claim and prior to such time as the Equityholder Representative has notified the Indemnitee that the Indemnifying Party has assumed the defense of such Third-Party Claim.

(d)    If the Equityholder Representative has assumed the defense of the Third-Party Claim in accordance herewith and notified the Indemnitee in writing thereof, the Indemnitee shall not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Equityholder Representative (not to be unreasonably withheld, conditioned or delayed), and the Equityholder Representative will not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim (other than a judgment or settlement that (i) is solely for money damages in an amount less than the remaining balance of the limitations on indemnity set forth in this Article IX, (ii) does not include a finding or admission of wrongdoing or any violation of Law or any violation of the rights of any Person by the Indemnitee and (iii) is accompanied by an unconditional release of all indemnifiable claims against the Indemnitee) without the prior written consent of the Indemnitee (not to be unreasonably withheld, conditioned or delayed). Whether or not the Equityholder Representative shall have assumed the defense of the Third-Party Claim, the Equityholders shall not be obligated to indemnify and hold harmless the Indemnitee hereunder for any settlement entered into without the Equityholder Representative’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.
ARTICLE X.
GENERAL PROVISIONS
SECTION 10.1    Equityholder Representative.
(a)    Appointment. By virtue of the adoption of this Agreement by the Company’s stockholders, and without further action of any Company stockholder, each Equityholder shall be deemed to have irrevocably constituted and appointed Behrman Capital PEP L.P. (and by execution of this Agreement it hereby accepts such appointment) as agent and attorney-in-fact (“Equityholder Representative”) for and on behalf of the Equityholders (in their capacity as such), with full power of substitution, to act in the name, place and stead of each Equityholder with respect to this Agreement and the Escrow Agreement and the taking by the Equityholder Representative of any and all actions and the making of any decisions required or permitted to be taken by the Equityholder Representative under this Agreement or the Escrow Agreement (it being understood that the Equityholder shall have no right to pursue any claim on behalf of any Company Indemnified Party in respect of the rights granted to Company Indemnified Parties under Section 6.6). The power of attorney granted in this Section 10.1 is coupled with an interest and is irrevocable, may be delegated by the Equityholder Representative and shall survive the death or incapacity of each Equityholder. Such agency may be changed by the holders of a majority in interest of the Representative Fund from time to time, and any such successor shall succeed the Equityholder Representative as Equityholder Representative hereunder. No bond shall be required of the Equityholder Representative, and the Equityholder Representative shall receive no compensation for its services.
(b)    Limitation on Liability. The Equityholder Representative shall not be liable to any Equityholder for any act of the Equityholder Representative taken in good faith and in the exercise of its reasonable judgment and arising out of or in connection with the acceptance or administration of its duties under this Agreement or the Escrow Agreement (it being understood that any act done or omitted pursuant to the advice of legal counsel shall be conclusive evidence of such good faith and reasonable judgment), except to the extent any liability, loss, damage, penalty, fine, cost or expense is actually incurred by such Person as a proximate result of the gross negligence or bad faith of the Equityholder Representative. The Equityholder Representative may seek indemnification from the Equityholders for any liability, loss, damage, penalty, fine, cost or expense incurred by the Equityholder Representative while acting in good faith and in the exercise of its reasonable judgment and arising out of or in connection with the acceptance or administration of its duties under this Agreement or the Escrow Agreement, except to the extent that any such liability, loss, damage, penalty, fine, cost or expense is the proximate result of the gross negligence or bad faith of the Equityholder Representative. The Representative Fund shall be available to indemnify and hold the Equityholder Representative harmless against any liability, loss, damage, penalty, fine, cost or expense incurred by the Equityholder Representative arising out of or in connection with the acceptance or administration of its duties under this Agreement or the Escrow Agreement, except to the extent that any such liability, loss, damage, penalty, fine, cost or expense is the proximate result of the gross negligence or bad faith of the Equityholder Representative. The Equityholder Representative shall be entitled to recover any out-of-pocket costs and expenses reasonably incurred by the Equityholder Representative in connection with actions taken by the Equityholder Representative pursuant to the terms of this Agreement or the Escrow Agreement (including the hiring of legal counsel and the incurring of legal fees and costs) from the Representative Fund.
(c)    Access. From and after the Effective Time, Parent shall cause the Surviving Corporation to provide the Equityholder Representative with reasonable access to information about the Surviving Corporation and the reasonable assistance of the officers and employees of Parent and the Surviving Corporation for purposes of performing its duties and exercising its rights under this Agreement other than for any purposes relating to any claims for indemnification pursuant to Article IX or for any Action involving Parent and its Affiliates, including the Acquired Companies, provided that the Equityholder Representative shall treat confidentially any nonpublic information about the Surviving Corporation (except in connection with the performance by the Equityholder Representative of its duties or the exercise of its rights under this Agreement).
(d)    Actions of the Equityholder Representative. From and after the Effective Time, a decision, act, consent or instruction of the Equityholder Representative shall constitute a decision of all Equityholders and shall be final, binding and conclusive upon each Equityholder, and Parent may rely upon any decision, act, consent or instruction of the Equityholder Representative as being the decision, act, consent or instruction of each Equityholder. Parent is hereby relieved from any liability to any Person for any acts done by Parent in accordance with any such decision, act, consent or instruction of the Equityholder Representative.
(e)    Representative Fund. The Representative Fund will be used for the purposes of paying directly, or reimbursing the Equityholder Representative for, any expenses pursuant to this Agreement, the Ancillary Agreements or any other agreements ancillary hereto. Following the completion of the Equityholder Representative’s responsibilities, the Equityholder Representative shall disburse the balance of the Representative Fund to the Equityholders in proportion to their respective Applicable Percentages. The Equityholder Representative is not acting as a withholding agent or in any similar capacity in connection with the Representative Fund.

SECTION 10.2    Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses (including all fees and disbursements of counsel, financial advisors and accountants) incurred in connection with the negotiation and preparation of this Agreement, the performance of the terms of this Agreement and the consummation of the transactions contemplated by this Agreement, shall be paid by the respective party incurring such costs and expenses, whether or not the Closing shall have occurred.
SECTION 10.3        Costs and Attorneys’ Fees. Subject to the limitations set forth herein, in the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement, the prevailing party shall recover all of such party’s costs and reasonable attorneys’ fees incurred in connection with each and every such action, suit or other proceeding, including any and all appeals and petitions therefrom.
SECTION 10.4        Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (i) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (ii) if sent by nationally recognized overnight air courier, one Business Day after mailing; (iii) if sent by facsimile transmission, with a copy mailed on the same day in the manner provided in clauses (i) or (ii) of this Section 10.4, when transmitted and receipt is confirmed by telephone and (iv) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:
(a)    if to the Company (prior to the Closing), to:
ILC Holdings, Inc.
105 Wilbur Place
Bohemia, New York 11716
Facsimile: (631) 563-5204
Attention: Vincent Buffa
and
Behrman Capital PEP L.P.
126 East 56th Street
New York, New York 10022
Facsimile: (212) 980-7024
Attention: Simon Lonergan
with a copy (which shall not constitute notice) to:
Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025
Facsimile: (650) 463-2600
Attention: Luke J. Bergstrom

(b)    if to Parent or Merger Sub or, if after the Closing, to the Company, to:
TransDigm Inc.
1301 East Ninth Street, Suite 3000
Cleveland, Ohio 44114
Facsimile: (216) 706-2937
Attention: W. Nicholas Howley, Chairman and Chief Executive Officer; Halle Fine Terrion, General Counsel and Chief Compliance Officer

with a copy (which shall not constitute notice) to:
Baker & Hostetler LLP
127 Public Square, Suite 2000
Cleveland, Ohio 44114
Facsimile: (216) 696-0740
Attention: John M. Gherlein and John J. Allotta
(c)    if to the Equityholder Representative, to:
Behrman Capital PEP L.P.
126 East 56th Street
New York, New York 10022
Facsimile: (212) 980-7024
Attention: Simon Lonergan
with a copy (which shall not constitute notice) to:
Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025
Facsimile: (650) 463-2600
Attention: Luke J. Bergstrom
SECTION 10.5    Public Announcements. Unless otherwise required by applicable Law or applicable stock exchange rules and regulations, no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated by this Agreement, or otherwise communicate with any news media regarding this Agreement or the transactions contemplated by this Agreement, without the prior written consent of the other parties to this Agreement. If a public statement is required to be made pursuant to applicable Law or applicable stock exchange rules and regulations, the parties shall consult with each other, to the extent reasonably practicable, in advance as to the contents and timing thereof.
SECTION 10.6    Interpretation. The Article and Section headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision of this Agreement. References to Articles, Sections, Schedules or Exhibits in this Agreement, unless otherwise indicated, are references to Articles, Sections,

Schedules and Exhibits of or to this Agreement. The parties to this Agreement have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises with respect to any term or provision of this Agreement, this Agreement shall be construed as if drafted jointly by the parties to this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any party to this Agreement by virtue of the authorship of any of the terms or provisions of this Agreement. Any reference to any federal, state, county, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. For all purposes of and under this Agreement, (i) the word “including” shall be deemed to be immediately followed by the words “without limitation;” (ii) words (including defined terms) in the singular shall be deemed to include the plural and vice versa; (iii) words of one gender shall be deemed to include the other gender as the context requires; (iv) the terms “hereof,” “herein,” “hereto,” “herewith” and any other words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits to this Agreement) and not to any particular term or provision of this Agreement, unless otherwise specified; (v) the use of the word “or” shall not be exclusive; and (vi) unless otherwise defined in this Agreement, accounting terms shall have the respective meanings assigned to them in accordance with GAAP consistently applied with the Audited Company Financial Statements.
SECTION 10.7     Severability. In the event that any one or more of the terms or provisions contained in this Agreement or in any other certificate, instrument or other document referred to in this Agreement, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or any other such certificate, instrument or other document referred to in this Agreement, and the parties to this Agreement shall use their commercially reasonable efforts to substitute one or more valid, legal and enforceable terms or provisions into this Agreement which, insofar as practicable, implement the purposes and intent of this Agreement. Any term or provision of this Agreement held invalid or unenforceable only in part, degree or within certain jurisdictions shall remain in full force and effect to the extent not held invalid or unenforceable to the extent consistent with the intent of the parties as reflected by this Agreement. To the extent permitted by applicable Law, each party waives any term or provision of Law which renders any term or provision of this Agreement to be invalid, illegal or unenforceable in any respect.
SECTION 10.8     Entire Agreement. This Agreement (including the Company Disclosure Schedule, the other Schedules and the Exhibits to this Agreement) and the Confidentiality Agreement constitute the entire agreement of the parties to this Agreement with respect to the subject matter of this Agreement and the Confidentiality Agreement, and supersede all prior agreements and undertakings, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement and the Confidentiality Agreement, except as otherwise expressly provided in this Agreement.
SECTION 10.9     Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties to this Agreement (whether by operation of law or otherwise) without the prior written consent of the other parties to this Agreement, and any purported assignment or other transfer without such consent shall be void and unenforceable; provided, however, notwithstanding the foregoing, Parent may assign this

Agreement or some or all of its rights hereunder to any subsidiary of Parent. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties to this Agreement and their respective successors and assigns.
SECTION 10.10    No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties to this Agreement and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for (i) the Company Indemnified Parties under Section 6.6, and (ii) the Company on behalf of the Equityholders to pursue damages (including claims for damages based on loss of the economic benefits of the transaction to the Equityholders) in the event of Parent’s or Merger Sub’s breach of this Agreement prior to the Closing Date (whether or not the Agreement has been terminated pursuant to Article VIII), which right is hereby expressly acknowledged and agreed by Parent and Merger Sub. The third-party beneficiary rights referenced in clause (ii) of the preceding sentence may be exercised only by the Company (on behalf of the Equityholders as their agent) through actions expressly approved by the Company’s Board of Directors, and no Equityholder whether purporting to act in its capacity as a Equityholder or purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right.
SECTION 10.11    Waivers and Amendments. This Agreement may be amended or modified only by a written instrument executed by all of the parties to this Agreement. Any failure of the parties to this Agreement to comply with any obligation, covenant, agreement or condition in this Agreement may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver. No delay on the part of any party to this Agreement in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party to this Agreement of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. Unless otherwise provided, the rights and remedies provided for in this Agreement are cumulative and are not exclusive of any rights or remedies which the parties to this Agreement may otherwise have at law or in equity. Whenever this Agreement requires or permits consent by or on behalf of a party, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 10.11.
SECTION 10.12    Equitable Remedies; Time of the Essence. Each of the parties to this Agreement acknowledges and agrees that the other parties to this Agreement would be irreparably damaged in the event that any of the terms or provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Therefore, notwithstanding anything to the contrary set forth in this Agreement, each of the parties to this Agreement hereby agrees that the other parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches of any of the terms or provisions of this Agreement, and to enforce specifically the performance by each party under this Agreement, and each party to this Agreement hereby agrees to waive the defense in any such suit that the other parties to this Agreement have an adequate remedy at law and to interpose no opposition, legal or otherwise, as to the propriety of injunction or specific performance as a remedy, and hereby agrees to waive any requirement to post any bond in connection with obtaining such relief. The equitable remedies described in this Section 10.12 shall be in addition to, and not in lieu of, any other remedies at law or in equity that the parties to this Agreement may elect to pursue. Time is of the essence with respect to the performance of this Agreement.
SECTION 10.13    Governing Law; Consent to Jurisdiction. This Agreement, and all claims or causes of action (whether in contract or in tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to any conflict of laws provisions that would require the application of the Law of any other jurisdiction. Each of the parties to this Agreement hereby irrevocably and unconditionally submits, for itself and its assets and properties, to the exclusive jurisdiction of any Delaware State court, or Federal court of the United States of America, sitting within the State of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, the agreements delivered in connection with this Agreement, or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment relating thereto, and each of the parties to this Agreement hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware State court or, to the extent permitted by Law, in such Federal court; (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware State or Federal court and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware State or Federal court. Each of the parties to this Agreement hereby agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties to this Agreement hereby irrevocably consents to service of process in the manner provided for notices in Section 10.4. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.
SECTION 10.14    Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.14.

SECTION 10.15    Exclusivity of Representations and Warranties. It is the explicit intent and understanding of each of the parties to this Agreement that no party to this Agreement, nor any of their respective Affiliates, representatives or agents, is making any representation or warranty whatsoever, oral or written, express or implied, other than those set forth in this Agreement (as qualified by the Company Disclosure Schedule), and none of the parties to this Agreement is relying on any statement, representation or warranty, oral or written, express or implied, made by another party to this Agreement or such other party’s Affiliates, representatives or agents, except for the representations and warranties set forth in this Agreement.
SECTION 10.16        Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall be sufficient to bind the parties to the terms and conditions of this Agreement.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub, the Company, the Signing Stockholder and the Equityholder Representative have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

TRANSDIGM INC.,
a Delaware corporation

By: /s/ Terrance M. Paradie
Name: Terrance M. Paradie
Title: Executive Vice President and Chief Financial Officer

THUNDER MERGER SUB INC.,
a Delaware corporation

By: /s/ Terrance M. Paradie
Name: Terrance M. Paradie
Title: President

ILC HOLDINGS, INC.,
a Delaware corporation

By: /s/ Clifford P. Lane
Name: Clifford P. Lane
Title: President and Chief Executive Officer

BEHRMAN CAPITAL PEP L.P.,
as the Signing Stockholder

By: Behrman Brothers PEP L.L.C.
Its: General Partner

By: /s/ Grant G. Behrman
Name: Grant G. Behrman
Title: Managing Member

BEHRMAN CAPITAL PEP L.P.,
as the Equityholder Representative
By: Behrman Brothers PEP L.L.C.
Its: General Partner

By: /s/ Grant G. Behrman
Name: Grant G. Behrman
Title: Managing Member